AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended June 30, 2022 and 2021
(in Canadian Dollars)

Note 1	Nature of Operations	9	Note 17	Lease Liabilities	38
Note 2	Significant Accounting Policies and Judgments	9	Note 18	Share Capital	39
Note 3	Restructuring Provision	11	Note 19	Share-Based Compensation	43
Note 4	Accounts Receivable	12	Note 20	Loss per share	46
Note 5	Government Grant	12	Note 21	Other Gains (Losses)	47
Note 6	Investments	13	Note 22	Supplemental Cash Flow Information	48
Note 7	Marketable Securities and Derivatives	17	Note 23	Income Taxes	49
Note 8	Investments in Associates and Joint Ventures	19	Note 24	Related Party Transactions	52
Note 9	Biological Assets	20	Note 25	Commitments and Contingencies	53
Note 10	Inventory	21	Note 26	Revenue	54
Note 11	Property, Plant and Equipment	23	Note 27	Segmented Information	55
Note 12	Assets and Liabilities Held for Sale and Discontinued Operations	25	Note 28	Fair Value of Financial Instruments	57
Note 13	Business Combinations	30	Note 29	Financial Instruments Risk	59
Note 14	Asset Acquisition and Non-controlling Interests	31	Note 30	Capital Management	61
Note 15	Intangible Assets and Goodwill	33	Note 31	Subsequent Events	62
Note 16	Convertible Debentures	37

Management’s Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards. This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgment.

In discharging its responsibilities to support the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information.

The Board of Directors is primarily composed of Independent Directors and the Audit Committee is entirely composed of Independent Directors. The Board is responsible for the oversight of management in the performance of its financial reporting responsibilities and approval of the financial information included in the annual report. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

KPMG LLP, an independent registered public accounting firm, has been appointed by the Company’s shareholders to audit the consolidated financial statements and report directly to them. The external auditors have full and free access to the Audit Committee and management to discuss their audit findings.

September 20, 2022

/s/ Miguel Martin	/s/ Glen Ibbott
Miguel Martin Chief Executive Officer	Glen Ibbott Chief Financial Officer

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Board of Directors Aurora Cannabis Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aurora Cannabis Inc. (the Company) as of June 30, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two‑year period ended June 30, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 20, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill, intangible assets, and property, plant and equipment in the Canadian cannabis operating segment and in the International cannabis operating segment

As discussed in Note 11 to the consolidated financial statements as of June 30, 2022, the property, plant and equipment balance was $233,465 thousand. As discussed in Note 15 to the consolidated financial statements, the total goodwill and intangible assets balance was $70,696 thousand as of June 30, 2022. The Company conducts an impairment test annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred. The recoverable amounts of the operating segments to which goodwill is allocated and the cash generating units (CGUs) to which intangible assets and property, plant and equipment are allocated in the Canadian cannabis operating segment and in the International cannabis operating segment (together, the relevant operating segments and CGUs) were determined based on the fair value less costs of disposal method. An impairment loss is recognized for the amount by which the operating segment’s or CGU’s carrying amount exceeds its recoverable amount. For the year ended June 30, 2022, the Company recognized impairment of goodwill of $914,275 thousand, impairment of intangible assets of $271.9 million and impairment of property, plant and equipment of $60.7 million.

We identified the assessment of the recoverable amounts of the relevant operating segments and CGUs as a critical audit matter. There was a high degree of auditor judgment required to evaluate the significant assumptions used in determining the recoverable amount. The significant assumptions used in the recoverable amount model were the forecasted revenues, operating costs and discount rates. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the relevant operating segments and CGUs and the Company’s determination of the amounts of impairment. Additionally, the audit judgment associated with certain of these significant assumptions required the use of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s historical revenue and operating costs forecasts to actual results to assess the Company’s ability to accurately forecast. We evaluated the reasonableness of the Company’s forecasted revenues for the relevant operating segments and CGUs by comparing the growth assumptions to historical actual results of the Company, planned business initiatives and external industry reports. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•evaluating the discount rates used in the impairment analyses by comparing them to discount rate ranges that were independently developed using publicly available market data for comparable entities; and

•performing sensitivity analyses over the discount rates to assess their impact on the determination of the recoverable amount.

Measurement of fair value of biological assets

As discussed in Note 9 to the consolidated financial statements, the Company measures biological assets at fair value less costs to sell. As of June 30, 2022, the carrying value of the Company’s biological assets was $23,827 thousand. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture. The Company utilizes an income approach to determine the fair value less costs to sell at a specific measurement date, based on the existing cannabis plants’ stage of completion up to the point of harvest.

We identified the assessment of the Company’s determination of the fair value of biological assets as a critical audit matter. A high degree of auditor judgment was required due to the degree of subjectivity of the significant assumptions. The significant assumptions used to measure biological assets were average selling price per gram, weighted average yield per plant, weighted average effective yield and cost per gram to complete production.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the post-harvest weigh-ins. We performed sensitivity analyses over the significant assumptions used to determine the fair value of biological assets to assess the impact of changes in those assumptions on the Company’s determination of fair value. We tested the average selling price per gram by comparing to actual sales prices per gram as set out in sales documents for transactions in the fourth quarter. We tested the weighted average yield per plant by observing a selection of post-harvest weigh-ins. We tested weighted average effective yield by tracing a selection of harvested biological assets
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to their external laboratory test reports and comparing those results to Company specifications. We tested the cost per gram to complete production by comparing a selection of production costs incurred and grams produced to source documents.

Assessment of the cannabis inventory provision

As discussed in Note 10 to the consolidated financial statements, the Company’s consolidated inventory balance was $116,098 thousand as of June 30, 2022. Inventory is valued at the lower of cost and net realizable value (NRV). The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of average selling price per gram, inventory spoilage, inventory excess, age and damage.

We identified the assessment of the cannabis inventory provision as a critical audit matter. A high degree of auditor judgment was required due to the degree of subjectivity of the significant assumptions. The significant assumptions used to determine the inventory provision were inventory excess and age.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the appropriateness of the cannabis inventory provision by testing the inventory excess by comparing the forecast usage to historical usage. We compared the Company’s historical forecasted usage to actual usage in the current year to assess the Company’s ability to accurately forecast. We evaluated the Company's aging policies by comparing the aging assumptions to external industry information. We tested the aging by tracing a selection of inventory to the Company’s production and packaging records.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
September 20, 2022

We have served as the Company’s auditor since 2018.
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Report of Independent Registered
Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Aurora Cannabis Inc.’s (the Company) internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of June 30, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated September 20, 2022 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment:

Complex Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature, which increases the risk of human error. The Company’s controls related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in property, plant and equipment, fair value of biological assets, valuation of inventory, and key goodwill, intangibles and purchase price accounting calculations and estimates.

IT General Controls: Specific to the Aurora Europe business component, the Company had an aggregation of deficiencies within its IT general controls across multiple systems within the subsidiary, including deficiencies related to segregation of duties, user access and change management. As a result, the Company concluded that the subsidiary’s process-level automated and manual controls in the areas of journal entries and revenue that are dependent on IT general controls, information, and data derived from affected IT systems were also ineffective because they could have been adversely impacted.

Management Review Controls: The Company did not consistently have documented evidence of management review controls and did not always maintain segregation of duties between preparing and reviewing analyses and reconciliations with respect to inventory, revenue pricing, procure-to-pay, and financial statement close processes.
The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Thrive Cannabis during 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2022, Thrive Cannabis’s internal control over financial reporting associated with total current assets of $12,319 thousand, total non-current
5

assets of $11,402 thousand, total current liabilities of $2,680 thousand, total non-current liabilities of $2,862 thousand, total revenues of $1,877 thousand and net loss of $3,154 thousand included in the consolidated financial statements of the Company as of and for the year ended June 30, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Thrive Cannabis.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
September 20, 2022
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AURORA CANNABIS INC.
Consolidated Statements of Financial Position
As at June 30, 2022 and June 30, 2021
Amounts reflected in thousands of Canadian dollars)

	Notes	June 30, 2022	June 30, 2021
		$	$
Assets
Current
Cash and cash equivalents		437,807	421,457
Restricted cash	22	50,972	19,394
Accounts receivable	4, 5, 29(a)	46,995	56,261
Income taxes receivable		57	221
Marketable securities	7(a)	1,331	3,751
Biological assets	9	23,827	20,250
Inventory	10	116,098	117,471
Prepaids and other current assets		6,539	11,169
Assets held for sale	12(a)	61,495	15,918
		745,121	665,892

Property, plant and equipment	11	233,465	606,093
Derivatives	7(b)	26,283	59,382
Deposits		3,134	3,538
Loan receivable	29(a)	16	10,096
Investments in associates and joint ventures	8	1,207	289
Lease receivable		4,434	4,256
Intangible assets	15	70,696	367,448
Goodwill	15	—	887,737
Total assets		1,084,356	2,604,731

Liabilities
Current
Accounts payable and accrued liabilities	29(b)	69,874	57,944
Income taxes payable		167	—
Deferred revenue	26	3,850	4,169
Convertible debentures	16	26,854	34,749
Lease liabilities	17	6,150	6,188
Contingent consideration payable		14,500	374
Provisions	3	5,410	2,077
Other current liabilities		12,435	10,874
Liabilities held for sale	12(a)	5,988	—
		145,228	116,375

Convertible debentures	16	199,650	293,182
Lease liabilities	17	36,837	65,431
Derivative liability	16, 18(c)	37,297	91,939
Other long-term liability		128	104
Deferred tax liability	23	2,862	—
Total liabilities		422,002	567,031

Shareholders’ equity
Share capital	18	6,754,626	6,424,296
Reserves		157,213	141,500
Accumulated other comprehensive loss		(211,721)	(207,011)
Deficit		(6,038,275)	(4,321,085)
Total equity attributable to Aurora shareholders		661,843	2,037,700
Non-controlling interests	14	511	—
Total equity		662,354	2,037,700
Total liabilities and equity		1,084,356	2,604,731
Nature of Operations (Note 1)
Commitments and Contingencies (Note 25)
Subsequent Events (Note 31)
The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Loss
Year ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Years ended June 30,

	Notes	2022	2021
		$	$
Revenue from sale of goods	26	251,607	288,592
Revenue from provision of services	26	1,696	1,877
Excise taxes	26	(31,964)	(45,217)

Net revenue		221,339	245,252

Cost of sales	10	212,713	257,281

Gross (loss) profit before fair value adjustments		8,626	(12,029)

Changes in fair value of inventory sold		106,072	118,707
Unrealized gain on changes in fair value of biological assets	9	(118,671)	(109,178)

Gross profit (loss)		21,225	(21,558)

Expense
General and administration		113,212	119,437
Sales and marketing		62,025	55,198
Acquisition costs		4,689	5,761
Research and development		10,389	11,447
Depreciation and amortization	11, 15	48,602	49,174
Share-based compensation	19(a)(b)(c)	13,757	20,243
		252,674	261,260

Loss from operations		(231,449)	(282,818)

Other income (expense)
Legal settlement and contract termination fees	25(a), (b)(i)	(1,227)	(46,192)
Interest and other income		4,507	5,745
Finance and other costs	29(a)	(71,813)	(66,437)
Foreign exchange (“FX”) loss		(299)	(3,383)
Other gains (losses)	21	47,088	36,447
Restructuring charges	3	(3,131)	(1,011)
Impairment of deposits		—	(15,129)
Impairment of property, plant and equipment	11, 12(a)	(259,115)	(282,078)
Impairment of investment in associates	6(a), 8	(5,479)	—
Impairment of intangible assets and goodwill	15	(1,199,202)	(44,942)
		(1,488,671)	(416,980)

Loss from operations before taxes and discontinued operations		(1,720,120)	(699,798)

Income tax recovery (expense)
Current	23	(52)	(122)
Deferred, net	23	2,193	6,443
		2,141	6,321

Net loss from continuing operations		(1,717,979)	(693,477)
Net gain (loss) from discontinued operations, net of tax		—	(1,612)

Net loss		(1,717,979)	(695,089)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Loss
Year ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Years ended June 30,

	Notes	2022	2021
		$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		—	—
Unrealized (gain) loss on marketable securities	7(a)	(2,067)	(16,690)
		(2,067)	(16,690)

Other comprehensive (loss) income that may be reclassified to net loss
Share of income (loss) from investment in associates	8	(2)	237
Foreign currency translation (gain) loss		(2,641)	(3,361)
		(2,643)	(3,124)
Total other comprehensive (gain) loss		(4,710)	(19,814)

Comprehensive loss from continuing operations		(1,722,689)	(713,291)
Comprehensive loss from discontinued operations		—	(1,612)
Comprehensive loss		(1,722,689)	(714,903)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(1,717,624)	(692,013)
Non-controlling interests	14	(355)	(1,464)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	12(b)	—	(1,612)
Non-controlling interests		—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(1,722,334)	(714,234)
Non-controlling interests		(355)	(669)

Loss per share - basic and diluted
Continuing operations	20	($7.99)	($4.09)
Discontinued operations	20	$—	($0.01)
Total operations	20	($7.99)	($4.10)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Year ended June 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares to be Issued	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	—	2,037,700
Shares issued/issuable for business combinations	13, 18(b)	2,467,421	9,230	—	9,683	—	—	9,683	—	—	—	—	—	—	—	18,913
Shares released for earn out payment	18(b)	193,554	1,000	—	—	—	—	—	—	—	—	—	—	—	—	1,000
Shares issued through equity financing	18(b)	96,570,138	326,446	—	—	—	—	—	—	—	—	—	—	—	—	326,446
Equity financing transaction costs		—	(13,410)	—	—	—	—	—	—	—	—	—	—	—	—	(13,410)
Deferred tax on transaction costs		—	(2,193)	—	—	—	—	—	—	—	—	—	—	—	—	(2,193)
Exercise of RSUs, PSUs and DSUs	19(b)	375,193	7,727	(7,727)	—	—	—	(7,727)	—	—	—	—	—	—	—	—
Share-based compensation (1)	19	—	—	13,757	—	—	—	13,757	—	—	—	—	—	—	—	13,757
NCI contribution	14	—	—	—	—	—	—	—	—	—	—	—	—	434	866	1,300
Shares issued from treasury		97,009	1,530	—	—	—	—	—	—	—	—	—	—	—	—	1,530
Comprehensive loss for the period		—	—	—	—	—	—	—	(2,067)	—	(2)	(2,641)	(4,710)	(1,717,624)	(355)	(1,722,689)
Balance, June 30, 2022		297,772,238	6,754,626	206,244	37,350	419	(86,800)	157,213	(213,394)	18,919	208	(17,454)	(211,721)	(6,038,275)	511	662,354
(1)     Included in share-based compensation is $0.5 million relating to milestone payments for the year ended June 30, 2022 ( June 30, 2021 - $1.3 million).

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Year ended June 30, 2021
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020		115,228,811	5,785,395	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,596,011)	(24,356)	2,123,226
Shares issued for earn out payments		2,691,759	35,903	—	(15,894)	—	—	(15,894)	—	—	—	—	—	—	—	20,009
Shares issued through equity financing	18(b)	78,671,431	613,362	—	—	—	—	—	—	—	—	—	—	—	—	613,362
Equity financing transaction costs		—	(30,936)	—	—	—	—	—	—	—	—	—	—	—	—	(30,936)
Deferred tax on transaction costs		—	(2,582)	—	—	—	—	—	—	—	—	—	—	—	—	(2,582)
Exercise of stock options	19(a)	36,634	420	(211)	—	—	—	(211)	—	—	—	—	—	—	—	209
Exercise of warrants	18(c)	491,500	9,748	—	(676)	—	—	(676)	—	—	—	—	—	—	—	9,072
Exercise of RSUs and DSUs	19(c)	168,784	7,357	(7,357)	—	—	—	(7,357)	—	—	—	—	—	—	—	—
Share-based compensation (1)	19(a)(b)(c)	—		18,979	1,264	—	—	20,243	—	—	—	—	—	—	—	20,243
Shares returned to treasury		(50,283)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in ownership interests in subsidiaries	14	830,287	5,629	—	—	—	—	—	—	—	—	—	—	(31,449)	25,820	—
Comprehensive income (loss) for the period		—		—	—	—	—	—	(16,690)		237	(3,361)	(19,814)	(693,625)	(1,464)	(714,903)
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	—	2,037,700
(1)     Included in share-based compensation is $1.3 million expense relating to milestone payments from prior year acquisitions for the year ended June 30, 2021.

As at June 30, 2021, there were no common shares in the capital of the Company (“Common Shares”) held in escrow (June 30, 2020 - 50,283 Common Shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed Common Shares were to be released upon receipt of relevant licenses to cultivate and sell cannabis, both of which were obtained, and milestones were fully met, during the year ended June 30, 2020. During the year ended June 30, 2021, the Company cancelled and returned the remaining 50,283 escrowed Common Shares to treasury.

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars)

		Years ended June 30,
	Notes	2022	2021
		$	$
Operating activities
Net loss from continuing operations		(1,717,979)	(693,477)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	9	(118,671)	(109,178)
Changes in fair value included in inventory sold		106,072	118,707
Depreciation of property, plant and equipment	11	60,174	60,603
Amortization of intangible assets	15	33,486	37,473
Share-based compensation		13,757	20,243
Impairment of deposits		—	15,129
Impairment of property, plant and equipment	11	259,115	282,078
Impairment of investments in associates	8	5,479	—
Impairment of loans receivable	29(a)	10,509	—
Impairment of intangible assets and goodwill	15	1,199,202	44,942
Accrued interest and accretion expense	16	30,082	30,493
Interest and other income		(433)	(1,388)
Deferred tax expense (recovery)		(2,193)	(6,443)
Other (gains) losses	21	(39,604)	(10,575)
Foreign exchange (gain) loss		(1,915)	3,420
Restructuring charges		3,131	—
Changes in non-cash working capital	22	49,950	397
Net cash used in operating activities from discontinued operations		—	(3,001)
Net cash used in operating activities		(109,838)	(210,577)

Investing activities
Investment in derivatives		—	(6,671)
Proceeds from disposal of marketable securities	7	—	18,064
Loan receivable		(429)	(6,453)
Purchase of property, plant and equipment and intangible assets		(32,213)	(53,082)
Disposal of property, plant and equipment		19,648	19,241
Proceeds from government grant		—	3,636
Acquisition of businesses, net of cash acquired	13	(23,171)	—
Payment of contingent consideration		(250)	—
Deposits		(185)	(3,183)
Net cash provided by investing activities from discontinued operations		—	1,543
Net cash provided by (used in) investing activities		(36,600)	(26,905)

Financing activities
Repayment of long-term loans		—	(117,504)
Repayment of convertible debenture	16	(163,286)	—
Payments of principal portion of lease liabilities	17	(7,545)	(5,416)
Restricted cash	2	(31,578)	(19,394)
Financing fees		—	(1,427)
Shares issued for cash, net of share issue costs		350,188	666,026
Net cash used in financing activities from discontinued operations		—	(331)
Net cash provided by financing activities		147,779	521,954
Effect of foreign exchange on cash and cash equivalents		15,009	(25,194)
Increase in cash and cash equivalents		16,350	259,278
Cash and cash equivalents, beginning of period		421,457	162,179
Cash and cash equivalents, end of period		437,807	421,457
Supplemental cash flow information (Note 22)
The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1700, 666 Burrard Street , Vancouver, British Columbia, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;
•Distribution of wholesale medical cannabis in various international markets, including Australia, Caribbeans, South America and Israel; and
•Distribution and sale of hemp-derived CBD products in the United States (“U.S.”) market.

Note 2    Significant Accounting Policies and Judgments

IFRS requires management to make judgments, estimates, and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgments, estimates, and assumptions.

Significant accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes change in accounting policies, new accounting standards, which have been adopted during 2022, and new accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include government grants (Note 5), biological assets (Note 9), inventory (Note 10), estimated useful lives of property, plant and equipment and intangible assets (Note 11 and 15), impairment of non-financial assets (Note 10, 11, and 15), business combinations (Note 13), convertible debentures (Note 16), share purchase warrants (Note 18(c)), share-based compensation (Note 19), deferred taxes (Note 23), segmented information (Note 27) and the fair value of financial instruments (Note 28).

(a)    Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 20, 2022.

(b)    COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic has impacted revenue in the Canadian consumer market, particularly in Ontario, as governments imposed retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. The production and sale of medical and consumer cannabis have been recognized as essential services across Canada. All of the Company’s facilities in Canada and internationally continue to be operational and the Company continues to work closely with local, national and international government authorities to ensure that the Company is following the required protocols and guidelines related to COVID-19 within each region.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

(c)    Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the year ended June 30, 2022 are as follows:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(d)    Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

(e)    Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents includes cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash. Restricted cash includes funds reserved in the Captive to cover self-insurance over property related risks and collateral held for letters of credit and corporate credit cards.

(f)    Investment Tax Credit Grants

The Company is entitled to certain Canadian federal and provincial tax incentives for qualified expenditures. These investment tax credits (“ITCs”) are recorded as a reduction to the related expenditures in the fiscal period when there is reasonable assurance that such credits will be realized.

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian federal and provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize ITCs in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the ITCs can be utilized. Any changes in these interpretations and assessments could have an impact on the amount and timing of ITCs recognized in the financial statements.

(g)    Provisions

The Company recognizes a provision if there is a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

An onerous contract provision is recorded when the Company has a contract under which it is more likely than not that the unavoidable costs of meeting the contractual obligations will be greater than the economic benefits that the Company expects to receive under the contract. An onerous contract provision represents the lesser of the cost of exiting from the contract and the cost of fulfilling it.

(h)    New Accounting Policy

Segregated Cell Insurance

Insurance coverage for the Company’s directors and officers has been secured through a segregated cell program (“Segregated Cell”). The Segregated Cell was effected by entering into a participation agreement with a registered Segregated Accounts Company for the purposes of holding and supporting the Company’s insurance risk transfer strategies. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Segregated Cell and the Company’s accounting policy is to consolidate the Segregated Cell. The funds

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

held in the Segregated Cell are held as cash with the possibility of reinvestment. As the funds cannot be transferred to other parts of the group, the funds are disclosed as Restricted Cash.

(i)    New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

Note 3    Restructuring Provision

Accounting Policy

A restructuring provision is recognized when the Company has developed a detailed formal plan for the restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those individuals who are affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which reflect amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

During the year ended June 30, 2022, the Company announced an operational efficiency plan including the centralization of the Company’s Canadian manufacturing processes to the Aurora River facility and the resultant closure of the western Canada manufacturing facility. In addition, with the repositioning of the Company’s production footprint and its shift toward a premium product portfolio, the Company announced the closure of Aurora Sky, Valley, Anandia and Whistler Alpha Lake facilities. The restructuring includes a reduction to the number of corporate and production level employees across the organization in an effort to reduce spending.

During the year ended June 30, 2022, the Company recorded restructuring charges of $2.1 million (June 30, 2021 - $0.2 million) relating to workforce reductions associated with the closure of production facilities. In addition, during the year ended June 30, 2022, the Company recorded restructuring charges of $1.0 million for termination fees on certain contractual obligations.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the year ended June 30, 2021, the Company entered into an agreement with Great North Distributors Inc. (“Great North”) to be the exclusive representative for Aurora’s Canadian cannabis retail brands. As a result of shifting consumer sales costs from a fixed internal sales force to variable contract sales, the Company recorded restructuring charges of $0.8 million related to the workforce reductions.

The provisions for restructuring and other charges represent the present value of the best estimate of the future outflow of economic benefits that will be required to settle the expected liabilities and may vary as a result of new events affecting the amounts that will need to be paid.

	June 30, 2022	June 30, 2021
	$	$
Opening balance	—	557
Additions	$3,131	1,011
Payments	$(1,946)	(1,568)
Ending balance	1,185	—

Note 4    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

	Notes	June 30, 2022	June 30, 2021
		$	$
Trade receivables	29(a)	32,465	42,030
Sales taxes receivable		3,137	1,625
Lease receivable	29(a)	1,883	978
Consideration receivable from divestiture		2,361	2,167
Government grant receivable	5	6,088	6,617
Other receivables (1)		1,061	2,844
		46,995	56,261
(1)    Includes interest receivable from the convertible debenture investments (Note 6).

Note 5    Government Grant

Accounting Policy

The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. Government grants related to income are recognized as other gains (losses) in the statement of comprehensive loss while government grants related to assets, including non-monetary grants at fair value, are recognized as a reduction of the related asset’s carrying amount.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and has applied for CEWS. For the year ended June 30, 2022, the Company has recognized government grant income of $10.7 million (June 30, 2021 - $32.5 million), in government grant income, within other gains (losses) in the statement of comprehensive loss. Estimation uncertainty arises when interpreting certain definitions as prescribed by CEWS. As such, of the $19.5 million (June 30, 2021 - $36.2 million) cash received from CEWS, $12.4 million (June 30, 2021 - $10.9 million) is recognized as other current liabilities on the statement of financial position.

During the year ended June 30, 2021, the Company received a $3.6 million government grant related to the installation of a heat and power system which reduced electricity consumption from a city power grid. The grant was recognized against the asset and reduced the carrying value by $3.6 million (Note 11). Subsequent to June 30, 2022, the Company received an additional $3.7 million related to this government grant which was recognized in accounts receivable as at June 30, 2022 (Note 4), with a corresponding decrease to the carrying value of the asset.

Note 6    Investments

(a)    Choom Holdings Inc. (“Choom”)

Choom is a consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

(i)    Convertible Debenture

Effective July 8, 2021, the Company restructured its debt with Choom by extinguishing its existing $20.0 million unsecured convertible debenture and accrued interest in exchange for: (i) 79,754,843 common shares in Choom with a fair value of $5.2 million; and (ii) a $6.0 million secured convertible debenture (“2021 Debenture”) which approximated fair value. The 2021 Debenture is secured by a second ranking security interest in all of Choom’s present and future acquired property. The 2021 Debenture bears interest at 7.0% per annum, matures on December 23, 2024, and is convertible into common shares in Choom at $0.10 per share. Additionally, the Company and Choom (i) amended the Investor Rights Agreement providing the right to nominate up to two directors to Choom’s Board of Directors and a participation right to maintain Aurora’s pro-rata ownership, and (ii) established a debt restructuring fee payable by Choom to Aurora based on products sold at Choom’s retail stores. As a result of the amendment, the $20.0 million unsecured convertible debenture with a fair value of $18.2 million and $2.1 million interest receivable was derecognized, resulting in a loss of $9.1 million recognized in other gains (losses) on the statement of comprehensive loss.

On April 22, 2022, Choom and certain of its subsidiaries obtained an order (the “Initial Order”) of the Supreme Court British Columbia providing Choom protection from their creditors pursuant to the Companies’ Creditors Act (Canada) (“CCAA”). As part of the Initial Order, the Company has agreed to advance Choom up to an aggregate of $0.8 million (“Loan”) to fund Choom’s ongoing operations and CCAA proceedings. The Loan accrues interest at a rate of 12% per annum, and matures, at the latest, on August 31, 2022. The Loan is secured against all assets of Choom and certain of its subsidiaries pursuant to the Initial Order. During the year ended June 30, 2022, the Company recorded an impairment of $0.8 million against the outstanding loan receivable.

As of June 30, 2022, the 2021 Debenture had a fair value of $0.0 million (June 30, 2021 - $18.2 million) resulting in an unrealized loss of $6.0 million for the year ended June 30, 2022 (June 30, 2021 - $2.3 million). The Company considers the probability of collection in its assessment of fair value. The fair value of the 2021 Debenture as of June 30, 2021 was estimated using the FINCAD model based on the following assumptions: closing share price of $0.08; credit spread of 14%; dividend yield of 0%; stock price volatility of 119%; and an expected life of 1.34 years.

(ii)    Common Shares and Investment in Associate

As a result of the convertible debenture amendment, the Company obtained significant influence over the management of Choom based on its 19.9% ownership interest in Choom and qualitative factors described above. The 9,859,155 common shares previously held in Choom was reclassified from marketable securities (Note 7(a)) to investment in associates (Note 8) at its fair value of $0.6 million based on the quoted market price of $0.065 per share on the amendment date.

As of June 30, 2022, the Company held 89,613,998 (June 30, 2021 - 9,859,155) common shares in Choom, representing a 19% (June 30, 2021 - 3.03%) ownership interest. During the year ended June 30, 2022, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $5.5 million (year ended June 30, 2021 - $0.0 million) which has been recognized through the statement of comprehensive loss (Note 8).

(b)    Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on investments and acquisitions in the cannabis space and more specifically, investment in the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of June 30, 2022, the Company holds the following restricted back-in right warrants:

(a)22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of June 30, 2022, the warrants remain un-exercisable.

As of June 30, 2022, the warrants had a fair value of $1.4 million (June 30, 2021 - $5.7 million) estimated using the Binomial model with the following assumptions: share price of $0.09 (June 30, 2021 - $0.32); risk-free interest rate of 4% (June 30, 2021 - 2%); dividend yield of 0% (June 30, 2021 - 0%); stock price volatility of 113% (June 30, 2021 - 116%); an expected life of 6.23 years (June 30, 2021 - 7.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized $4.2 million of unrealized losses on fair value during the year ended June 30, 2022 (year ended June 30, 2021 - $2.5 million) (Note 7(b)).

(c)    Radient Technologies Inc. (“Radient”)

Radient is a public company listed on the TSX Venture Exchange (“TSXV”) and is a commercial manufacturer of cannabis derivatives, formulations and products.

As of June 30, 2022, the Company held 37,643,431 shares in Radient (June 30, 2021 – 37,643,431) with a fair value of $1.1 million (June 30, 2021 - $3.0 million) resulting in an unrealized loss for the year ended June 30, 2022 of $1.9 million (year ended June 30, 2021 - $3.0 million)(Note 7(a)).

(d)    Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and is licensed in Australia for research and cultivation of medical cannabis for human use.

On July 23, 2020, the Company no longer held significant influence over Cann Group as the Company’s percentage ownership interest was diluted to approximately 18%. As a result, the $17.0 million carrying value of the Company’s equity investment was derecognized from investment in associates (Note 8) and reclassified to marketable securities (Note 7(a)) at its fair value of $15.5 million, calculated based on the July 23, 2020 quoted market price of A$0.51. This resulted in the recognition of a $1.4 million loss on the deemed disposal of the investment in associate during the year ended June 30, 2021 (Note 22).

On October 9, 2020, the Company sold all of its 31,956,347 common shares held in Cann Group at A$0.20 per share for net proceeds of $5.9 million. The fair value of the Cann Group shares on October 9, 2020 was $6.0 million, which resulted in a cumulative loss of $9.5 million recognized through OCI during the year ended June 30, 2021.

(e)    Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company and is in the business of manufacturing soft-gels.

In July 2020, the Company converted its 5,371 convertible debentures held in Capcium, with a principal balance of $5.4 million and a fair value of nil, into 5,371,300 Series A preferred shares. The Series A preferred shares accrue an annual per share dividend of 8% and rank subordinate to the Series B preferred shares described below. In the event of a liquidity event, which is the occurrence of a merger, consolidation, sale, lease, transfer, exclusive license or other disposal of all or substantially all of the assets of Capcium, the Series A preferred shares shall automatically convert into a number of common stock equal to 15% of the issued and outstanding common stock on a fully diluted basis. As at June 30, 2022 and 2021, the Series A preferred shares had a nominal fair value .

During the year ended June 30, 2021, the Company subscribed for 1,851,086 Series B preferred shares of Capcium for $1.9 million. In the event of a liquidity event, Series B preferred shareholders of Capcium shall receive a cash payment equal to twice the initial investment and the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. In the event of an IPO liquidity event, which is the occurrence of either a public offering or a reverse take-over, the Series B preferred shares shall automatically convert into a number of common stock based on the fair market value at that time. In conjunction with the Company’s investment, the parties amended an existing manufacturing agreement to reduce the Company’s annual minimum purchase commitment by 20.0 million capsules (Note 25(b)). As at June 30, 2022 and 2021, the Series B preferred shares had a nominal fair value resulting in an unrealized loss of $1.9 million for the year ended June 30, 2021

The Company continues to hold 8,828,662 common shares in Capcium as of June 30, 2022 (June 30, 2021 - 8,828,662) representing an 18% ownership interest based on common shares outstanding (June 30, 2021 - 18%).

(f)    Investee-B

Investee-B is a private Canadian company that cultivates, manufactures, and distributes medical cannabis products in Jamaica. As of June 30, 2022, The Company holds a $12.9 million (US $$10.0 million) (June 30, 2021 - $12.4 million (US$10.0 million)) convertible debenture in Investee-B that bears interest at 1.5% per annum, payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at Aurora’s option until July 2, 2023. As part of the arrangement, Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

As of June 30, 2022, the convertible debenture had a fair value of $14.0 million (US $10.8 million) (June 30, 2021 – $14.4 million (US $11.6 million))(Note 7(b)). The Company recognized unrealized gains of $1.0 million for the year ended June 30, 2022 (June 30, 2021 – $0.4 million

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71 (June 30, 2021 – $3.71); risk-free interest rate of 2.77% (June 30, 2021 – 0.29%); dividend yield of 0% (June 30, 2021 – 0%); stock price volatility of 41.93% (June 30, 2021 – 44.75%); credit spread of 1.34% (June 30, 2021 – 0.48%) and an expected life of 1.01 years (June 30, 2021 – 2.01 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $0.1 million (June 30, 2021 – $0.2 million). If the estimated share price increases or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.2 million (June 30, 2021 – $0.3 million).

(g)    High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis company and is publicly listed on the TSXV.

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020 (the “December 2018 Debentures”). The December 2018 Debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019.

On June 14, 2019, the Company invested $1.0 million in unsecured convertible debentures of High Tide bearing interest of 10.0% per annum, payable annually in advance in common shares of High Tide and maturing in two years from the date of issuance (the “June 2019 Debentures”). The June 2019 Debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after December 14, 2019. The Company also received 1,333,333 warrants, each warrant entitling the Company to acquire one common share at an exercise price of $0.85 per share for a period of two years.

On November 14, 2019, the Company invested $2.0 million in senior unsecured convertible debentures of High Tide bearing an interest rate of 10% per annum and maturing on November 14, 2021 (the “November 2019 Debentures”). The November 2019 Debentures are convertible into common shares of High Tide at $0.25 per share at the option of the Company any time after May 14, 2020. The Company also received 7,936,507 warrants, each warrant entitling the Company to acquire one common share at an exercise price of $0.50 per share for a period of two years.

On July 23, 2020, the Company entered into an amended restated secured convertible debenture (the “July 2020 Debenture”) agreement for its December 2018 Debentures. Under the terms of the amendment, the July 2020 Debenture is secured against the assets and properties of High Tide, bears no interest, are convertible into common shares of High Tide at $0.425 per share at the option of the Company at any time, and matures on January 1, 2025. The Company has also entered into a debt restructuring agreement whereby High Tide will pay a 0.5% royalty payment on all non-Aurora product revenue generated by High Tide beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year. Payments under the July 2020 Debentures can be offset against other obligations between Aurora and High Tide.

The conversion of the July 2020 Debenture is subject to Aurora holding no more than a 25% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario. The June 2019 Debentures and November 2019 Debentures are subject to Aurora holding no more than a 9.9% ownership interest in High Tide under the debenture agreements.

During the year ended June 30, 2021, the Company converted its $1.0 million June 2019 Debentures and $2.0 million November 2019 Debentures into 9,269,840 common shares at a weighted average conversion price of $0.42 with a fair value of $6.3 million). The Company also exercised 7,936,507 warrants held in High Tide at $0.50 per warrant with a fair value of $2.8 million or a cost of $4.0 million. Additionally, the Company sold all of its 18,650,197 common shares held in High Tide at a weighted average price of $0.64 per share for net proceeds of $11.8 million. As a result, the Company recognized a realized loss of $1.3 million through comprehensive loss during the year ended June 30, 2021. The realized loss was calculated based on the deemed cost of $13.1 million which represents the warrant exercise cost and the fair value of the derivatives on the conversion date. As of June 30, 2021, the Company held no common shares of High Tide.

The remaining 1,333,333 warrants exercisable at $0.85 per warrant expired unexercised on June 14, 2021 resulting in a nominal fair value loss during the year ended June 30, 2021.

During the year ended June 30, 2022, $1.0 million of High Tide service fees (June 30, 2021 - $0.4 million) incurred by the Company were applied against the principal outstanding under the July 2020 convertible debentures. As of June 30, 2022, the remaining July 2020 convertible debentures had a fair value of $8.4 million (June 30, 2021 – $18.7 million), resulting in an unrealized loss of $7.8 million for the year ended June 30, 2022 (June 30, 2021 – $9.3 million) net of 1.0 million in repayments (June 30, 2021 - 0.4 million). The fair value of the convertible debentures was estimated using the FINCAD model with the following assumptions: share price of $0.17 (June 30, 2021 – $0.66); credit spread of 12.6% (June 30, 2021 – 11.9%); dividend yield of 0% (June 30, 2021 – 0%); stock price volatility of 94% (June 30, 2021 – 102%) and an expected life of 2.51 years (June 30, 2021 – 3.51 years).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)    Investee-C

Investee-C is a privately held Licensed Producer, based in Ontario, focused on growing premium craft cannabis in Canada.

On May 19, 2021, the Company invested $2.5 million in a secured convertible debenture that matures on October 31, 2022. The debenture bears interest at 8% per annum on the outstanding principal with the first interest payable quarterly in arrears beginning September 30, 2021. The debenture is convertible into common shares of Investee-C at a 15% discount to, the first to occur of: (i) the consideration received by a holder of Investee-C common shares pursuant to a change of control, or (ii) the issuance price of Investee-C common shares pursuant to a public offering.

As of June 30, 2022, the convertible debenture had a fair value of $2.5 million (June 30, 2021 - $2.5 million) estimated using the FINCAD model with the following assumptions: interest rate volatility of 39% (June 30, 2021 - 44%); risk-free rate of 2% (June 30, 2021 - 1%); credit spread of 10% (June 30, 2021 - 7%); and an expected life of 0.34 years (June 30, 2021 - 1.34 years).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended June 30, 2022 and 2021
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7    Marketable Securities and Derivatives

(a)    Marketable securities

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”) or are designated at fair value through other comprehensive income (loss) (“FVTOCI”). The Company designates its marketable securities as financial assets measured at FVTOCI. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive (loss) income only and not through profit or loss upon disposition.

As at June 30, 2022, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Radient	Cann Group	Choom	High Tide	CTT Pharmaceutical Holdings	Capcium	Other immaterial investments	Total
			Note 6(a)
	$	$	$	$	$	$	$	$
Balance, June 30, 2020	6,021	—	—	45	—	—	1,000	7,066
Additions (disposals)	—	(6,013)	—	1,284		1,851	(61)	(2,939)
Transfer (to) from investment in associates	—	15,525	789	—		—	—	16,314
Unrealized loss on changes in fair value	(3,011)	(9,512)	(48)	(1,329)		(1,851)	(939)	(16,690)
Balance, June 30, 2021	3,010	—	741	—	—	—	—	3,751
Transfer (to) from investment in associates	—	—	(642)	—	289	—	—	(353)
Unrealized loss on changes in fair value	(1,882)	—	(99)	—	(86)	—	—	(2,067)
Balance, June 30, 2022	1,128	—	—	—	203	—	—	1,331

Unrealized gain (loss) on marketable securities
Year ended June 30, 2021
OCI unrealized gain (loss)	(3,011)	(9,512)	(48)	(1,329)	—	(1,851)	(939)	(16,690)

Year ended June 30, 2022
OCI unrealized loss	(1,882)	—	(99)	—	(86)	—	—	(2,067)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Year ended June 30, 2022 and 2021
( Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)    Derivatives

Accounting Policy

Derivatives are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or deferred and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment, are expensed as incurred. Refer to Note 28 for significant judgments in determining the fair value of derivative financial instruments.

As at June 30, 2022, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 2	Level 3	Level 2	Level 3	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	TGOD	ACI	Choom	Investee-B	High Tide	Investee-C	Other immaterial investments	Total
		Note 6(b)	Note 6(a)
	$	$	$	$	$	$	$	$
Balance, June 30, 2020	1,132	3,178	20,499	16,102	12,660	—	11	53,582
Additions	—	—	—	—	—	2,500	—	2,500
Disposals	—	—	—	—	(9,042)	—	—	(9,042)
Repayment	—	—	—	—	(416)	—	—	(416)
Unrealized gain (loss) on changes in fair value	(1,132)	2,483	(2,348)	(367)	15,463	12	(11)	14,100
Foreign exchange	—	—	—	(1,342)	—	—	—	(1,342)
Balance, June 30, 2021	—	5,661	18,151	14,393	18,665	2,512	—	59,382
Additions	—	—	6,000	—	—	—	—	6,000
Disposals	—	—	(18,151)	—	—	—	—	(18,151)
Repayment	—	—	—	—	(997)	—	—	(997)
Unrealized gain (loss) on changes in fair value	—	(4,243)	(6,000)	(975)	(9,226)	(50)	—	(20,494)
Foreign exchange	—	—	—	543	—	—	—	543
Balance, June 30, 2022	—	1,418	—	13,961	8,442	2,462	—	26,283

Unrealized gain (loss) on derivatives (Note 19)

Year ended June 30, 2021
Foreign exchange	—	—	—	(1,342)	—	—	—	(1,342)
Unrealized loss on changes in fair value	(1,132)	2,483	(2,348)	(367)	15,463	12	(11)	14,100
	(1,132)	2,483	(2,348)	(1,709)	15,463	12	(11)	12,758
Year ended June 30, 2022
Foreign exchange	—	—	—	543	—	—	—	543
Unrealized gain (loss) on changes in fair value	—	(4,243)	(6,000)	(975)	(9,226)	(50)	—	(20,494)
	—	(4,243)	(6,000)	(432)	(9,226)	(50)	—	(19,951)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Investments in Associates and Joint Ventures

Accounting Policy

Associates are companies over which Aurora has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence represents the power to participate in the financial and operating policy decisions of the investee but does not represent the right to exercise control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost, excluding financial assets that are not in-substance common shares and inclusive of transaction costs. When the Company holds marketable securities or derivative financial assets and subsequently obtains significant influence in that investee, the fair value of the financial instruments are reclassified to investments in associates at the deemed cost with the cumulative unrealized fair value gains or losses in other comprehensive loss, if any, transferred to deficit.

The consolidated financial statements include the Company’s share of the investee’s income, expenses and equity movements. Where the Company transacts with its joint ventures or associates, unrealized profits or losses are eliminated to the extent of the Company’s interest in the joint venture or associate.

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

The carrying value of investments in associates and joint ventures consist of:

		Cann Group	CTT Pharmaceutical	Choom	Venn Cannabis	Total
	Note	Note 6(d)	Holdings Inc.	Note 6(a)
		$	$	$	$	$
Balance, June 30, 2020		16,917	381	816	—	18,114
Reclassification		(16,968)	—	(585)	—	(17,553)
Share of net income(1)		(226)	(52)	(231)	—	(509)
OCI FX and share of OCI loss		277	(40)	—	—	237
Balance, June 30, 2021		—	289	—	—	289
Additions			—	5,825	1,156	6,981
Share of net income(1)	21	—	—	(344)	51	(293)
Disposition		—	(289)	—	—	(289)
Impairment	6(a)	—	—	(5,479)	—	(5,479)
OCI FX and share of OCI loss		—	—	(2)	—	(2)
Balance, June 30, 2022		—	—	—	1,207	1,207
(1)Represents an estimate of the Company’s share of net income based on the latest available information of each investee.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9    Biological Assets

Accounting Policy

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing cannabis plants’ stage of completion up to the point of harvest. The stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot. The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).
Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	June 30, 2022	June 30, 2021		June 30, 2022	June 30, 2021
Average selling price per gram	$5.18	$4.70	Increase or decrease of $1.00 per gram	$9,813	$5,067
Weighted average yield (grams per plant)	39.16	30.69	Increase or decrease by 5 grams per plant	$3,219	$3,337
Weighted average effective yield	89%	84%	Increase of decrease by 5%	$1,104	$890
Cost per gram to complete production	$1.52	$1.72	Increase or decrease of $1.00 per gram	$6,607	$6,323

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The Company’s outdoor plants did not comprise a significant balance of biological assets as at June 30, 2022.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The changes in the carrying value of biological assets during the period are as follows:

	June 30, 2022	June 30, 2021
	$	$
Opening balance	20,250	18,157
Production costs capitalized	79,620	49,249
Biological assets acquired through business combinations (Note 13)	232	—
Sale of biological assets	(387)	—
Foreign currency translation	(1,233)	—
Changes in fair value less cost to sell due to biological transformation	118,671	109,178
Transferred to inventory upon harvest	(193,326)	(156,334)
Ending balance	23,827	20,250

As of June 30, 2022, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $3.12 per gram (June 30, 2021 - $2.22 per gram) for indoor plants and $0.13 per gram (June 30, 2021 - n/a) for outdoor plants.

During the year ended June 30, 2022, the Company’s biological assets produced 73,371 kilograms of dried cannabis (June 30, 2021 - 111,153 kilograms). As at June 30, 2022, it is expected that the Company’s indoor and outdoor biological assets will yield approximately 14,754 kilograms (June 30, 2021 – 18,599 kilograms) of dried cannabis when harvested. As of June 30, 2022, the weighted average stage of growth for the biological assets was 50% (June 30, 2021 – 49%) for indoor plants and 38% (June 30, 2021 – n/a) for outdoor plants.

Note 10    Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), hemp products, purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, trim, cannabis oils, capsules, edibles and vaporizers.

Inventories of harvested cannabis are transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within changes in fair value of inventory sold line, and the cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the statement of comprehensive loss.

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company reviews these types of inventory for obsolescence, redundancy and slow turnover to ensure that they are written-down and reflected at NRV.

The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of the average selling price per gram, inventory spoilage, inventory excess, age and damage.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of inventory:

	June 30, 2022			June 30, 2021
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	40,285	27,297	67,582	30,693	10,433	41,126
Finished goods	9,151	2,444	11,595	13,405	4,676	18,081
	49,436	29,741	79,177	44,098	15,109	59,207
Extracted cannabis
Work-in-process	13,577	2,348	15,925	18,884	2,420	21,304
Finished goods	8,257	650	8,907	17,355	2,181	19,536
	21,834	2,998	24,832	36,239	4,601	40,840
Hemp products
Raw materials	—	—	—	773	—	773
	—	—	—	773	—	773

Supplies and consumables	10,817	—	10,817	15,095	—	15,095

Merchandise and accessories	1,272	—	1,272	1,556	—	1,556

Ending balance	83,359	32,739	116,098	97,761	19,710	117,471

During the year ended June 30, 2022, inventory expensed to cost of goods sold was $318.8 million (June 30, 2021 - $376.0 million), which included $106.1 million (June 30, 2021 - $118.7 million) of non-cash expense related to the changes in fair value of inventory sold.

During the year ended June 30, 2022, the Company recognized $137.0 million (June 30, 2021 - $167.2 million) in inventory impairment losses consisting of $71.9 million (June 30, 2021 - $82.5 million) recognized in changes in fair value of inventory sold and $65.1 million (June 30, 2021 - $84.7 million) recognized in cost of sales.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Property, Plant and Equipment

Accounting Policy

Owned Assets

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets as further described below. During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 years
Production equipment 2 - 10 years
Furniture and fixtures 5 years
Building and improvements 10 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

Right-of-use leased assets

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a finance lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit of loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	June 30, 2022				June 30, 2021
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	14,351	—	(1,224)	13,127	27,357	—	(3,380)	23,977
Real estate	396,848	(76,010)	(224,034)	96,804	413,589	(76,744)	(8,582)	328,263
Construction in progress	34,260	—	(9,168)	25,092	327,073	—	(249,434)	77,639
Computer software & equipment	31,960	(28,244)	(555)	3,161	34,001	(24,321)	(1,865)	7,815
Furniture & fixtures	10,057	(5,818)	(1,558)	2,681	11,938	(5,744)	(285)	5,909
Production & other equipment	168,829	(86,287)	(22,080)	60,462	182,946	(72,258)	(9,443)	101,245
Total owned assets	656,305	(196,359)	(258,619)	201,327	996,904	(179,067)	(272,989)	544,848

Right-of-use lease assets
Land	7,443	(1,192)	—	6,251	23,748	(971)	—	22,777
Real estate	40,530	(14,990)	(496)	25,044	48,134	(11,277)	—	36,857
Production & other equipment	5,087	(4,244)	—	843	5,045	(3,434)	—	1,611
Total right-of-use lease assets	53,060	(20,426)	(496)	32,138	76,927	(15,682)	—	61,245

Total property, plant and equipment	709,365	(216,785)	(259,115)	233,465	1,073,831	(194,749)	(272,989)	606,093

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2021	Additions	Disposals	Other (1)(2)	Depreciation	Impairment	Foreign currency translation	Balance, June 30, 2022
Owned assets
Land	23,977	5,565	(1,210)	(13,785)	—	(1,225)	(195)	13,127
Real estate	328,263	2,514	211	9,989	(19,769)	(224,117)	(287)	96,804
Construction in progress	77,639	12,888	(7,158)	(48,395)	—	(9,174)	(708)	25,092
Computer software & equipment	7,815	431	(236)	2,169	(6,449)	(554)	(15)	3,161
Furniture & fixtures	5,909	172	197	(259)	(1,740)	(1,557)	(41)	2,681
Production & other equipment	101,245	(1,207)	2,425	5,435	(25,374)	(21,992)	(70)	60,462
Total owned assets	544,848	20,363	(5,771)	(44,846)	(53,332)	(258,619)	(1,316)	201,327

Right-of-use leased assets
Land	22,777	—	(3,513)	(12,187)	(828)	—	2	6,251
Real estate	36,857	1,285	(1,987)	(5,344)	(5,199)	(496)	(72)	25,044
Production & other equipment	1,611	55	—	—	(815)	—	(8)	843
Total right-of-use lease assets	61,245	1,340	(5,500)	(17,531)	(6,842)	(496)	(78)	32,138
Total property, plant and equipment	606,093	21,703	(11,271)	(62,377)	(60,174)	(259,115)	(1,394)	233,465
(1)Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of facilities to assets held for sale to assets held for sale as at June 30, 2022 (Note 12(a)).
(2)During the year ended June 30, 2021, the Company derecognized $5.3 million of right-of-use assets as a result of subleases where the Company is an intermediate lessor. Included in real estate owned and right-of-use assets is $3.4 million and $0.1 million, respectively, related to operating subleases where the Company is an intermediate lessor.

During the year ended June 30, 2021, the Company sold two production facilities for net proceeds of $13.9 million with an aggregate carrying value of $3.8 million. As a result, the Company recognized a $10.1 million gain on disposal of property, plant and equipment.

During the year ended June 30, 2021, $2.1 million in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 13%. There were no borrowing costs capitalized to construction in progress during the year ended June 30, 2022.

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the year ended June 30, 2022, the Company recognized $60.2 million (June 30, 2021 - $66.5 million) of depreciation expense of which $34.5 million (June 30, 2021 - $38.1 million) was reflected in cost of sales.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Impairments

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the year ended June 30, 2022 and June 30, 2021, management noted indicators of impairment at the asset specific level, the Cash Generating Unit (“CGU”) level and the Operating Segment level which are discussed below.

(a)    Asset specific impairments

Year Ended June 30, 2022

As a result of the Company’s change in strategy during the year ended June 30, 2022 to focus on lower volume, higher margin premium categories, management made the decision that it will close its Aurora Sky facility in Edmonton, Alberta, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on a third-party appraisal using a FVLCD approach including market and cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $154.5 million impairment loss for the manufacturing facility for the year ended June 30, 2022. The manufacturing facility and the corresponding impairment loss is allocated to the Canadian cannabis operating segment (Note 27).

During the year ended June 30, 2022, management recorded an impairment of $21.1 million for its Polaris facility in Edmonton, Alberta, as a result of observable indications that its market value has declined more than would be expected as a result of the passage of time or normal use, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on offers to purchase received from third-parties. The manufacturing facility and the corresponding impairment loss is allocated to the Canadian cannabis operating segment (Note 27).

In connection with the announced restructuring during the year ended June 30, 2022 (Note 3), management had noted indicators of impairment for property, plant and equipment associated with the closure of certain facilities. The recoverable amount of these assets were estimated using a FVLCD approach (Level 3) which resulted in a nominal value. As a result, the Company recognized a $7.4 million impairment loss relating to these assets for the year ended June 30, 2022, of which $6.8 million was allocated to the Canadian cannabis operating segment and $0.6 million was allocated to the international operating segment (Note 27).

Year Ended June 30, 2021

During the year ended June 30, 2021, the Company initiated a plan to consolidate its operations in Europe with corporate office closures in Portugal, Spain and Italy. As a result, the Company recognized a $1.5 million impairment loss relating to certain European property, plant and equipment. The Company also identified other custom equipment in Canada that is no longer intended to be used, resulting in a $8.7 million impairment loss for the year ended June 30, 2021. Both the impairment losses are allocated to the cannabis operating segment (Note 27).

During the year ended June 30, 2021, the Company halted construction at the Aurora Sun facility which is an indicator of impairment. The fair value of the Aurora Sun facility was determined based on a third-party appraisal using a Fair Value Less Cost of Disposal (“FVLCD”) approach including market and cost approaches in the context of an orderly liquidation process. Consideration is given to information from manufacturers, historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $220.8 million impairment loss for Aurora Sun for the year ended June 30, 2021. The Aurora Sun facility, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 27).

The Company has constructed a cannabis production facility in Germany which is no longer expected to generate cash inflows as initially forecasted, which is an indicator of impairment. The fair value of the production facility was determined using a FVLCD approach (level 3). As a result, the Company recognized a $31.2 million impairment loss for the production facility for the year ended June 30, 2021. The German production facility and the corresponding impairment loss is allocated to the cannabis operating segment (Note 27).

During the year ended June 30, 2021, management had plans to close a Canadian manufacturing facility, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on a third-party appraisal using a FVLCD approach including market and cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $10.9 million impairment loss for the manufacturing facility for the year ended June 30, 2021. The manufacturing facility and the corresponding impairment loss is allocated to the cannabis operating segment (Note 27).

(b)    CGU and Operating Segment impairments

Year Ended June 30, 2022

During the year ended June 30, 2022, the Company recognized impairment losses within its Canadian CGU and Canadian Cannabis operating segment and allocated impairment losses of $60.7 million to property, plant and equipment (Note 15]. The impairment losses are allocated to the Canadian Cannabis operating segment (Note 27).

Note 12    Assets and Liabilities Held for Sale and Discontinued Operations

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Accounting Policy

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and the fair value less costs of disposal. Impairment losses recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement are recognized in the statement of comprehensive loss. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

Discontinued Operations

A disposal group qualifies as discontinued operations if it is a component of an entity that has either been disposed of, or is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of comprehensive loss and comparative periods have been restated.

(a)    Assets and Liabilities Held for Sale

Assets held for sale are comprised of the following:

	Colombia Property	Restructuring Facilities	Uruguay Properties	Jamaica	Nordic Sky	Aurora Sun	Valley	Polaris	Whistler Alpha Lake	Total
	$	$	$							$
Balance, June 30, 2020	—	—	2,021	4,173	—	—	—	—	—	6,194
Transfer in from PPE	1,925	12,994	—	—	—	—	—	—	—	14,919
Addition	—	1,199	—	—	—	—	—	—	—	1,199
FX	—	—	(101)	—	—	—	—	—	—	(101)
Proceeds from disposal	—	(200)	(1,448)	(4,006)	—	—	—	—	—	(5,654)
Loss on disposal (1)	—	—	(472)	(167)	—	—	—	—	—	(639)
Balance, June 30, 2021	1,925	13,993	—	—	—	—	—	—	—	15,918
Transfer in from PPE	—	(355)	669	—	8,823	34,404	5,850	18,678	638	68,707
Proceeds from disposal	—	(11,440)	(602)	—	(7,519)	—	—	—	—	(19,561)
Loss on disposal (1)	—	(2,198)	(67)	—	(1,304)	—	—	—	—	(3,569)
Balance, June 30, 2022	1,925	—	—	—	—	34,404	5,850	18,678	638	61,495
(1) The loss on disposal is recognized in other gains (losses) (Note 21) in the statement of comprehensive loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Colombia Property

In connection with the Company’s business transformation plan during the year ended June 30, 2021, the Company listed for sale its Colombian land which had a carrying value of $3.2 million. The fair value of the land was estimated using a market approach resulting in a FVLCD of $1.9 million. As a result, the Company recognized an impairment loss of $1.3 million for the year ended June 30, 2021. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive loss.

Restructuring Facilities

During the year ended June 30, 2021, the Company entered into agreements to sell its Mountain facility, located in Alberta, and its Prairie facility, located in Saskatchewan, in connection with its business transformation plan and as such, the two facilities were reclassified from property, plant and equipment to assets held for sale. The fair values of the facilities were estimated using a market approach resulting in a FVLCD of $14.2 million which resulted in an impairment loss of $7.8 million for the year ended June 30, 2021. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive loss.

During the year ended June 30, 2022, the Company sold these facilities for combined net proceeds of $11.4 million and carrying value of $13.6 million. As a result, the Company recognized a $2.2 million loss on disposal which is recognized in other gains (losses) in the statement of comprehensive loss (Note 21).

Uruguay Properties

In connection with the Company’s business transformation plan during the year ended June 30, 2020, the Company listed for sale two properties in Uruguay which had a total carrying value of $2.0 million. As a result, the Company reclassified the land from property, plant, and equipment to assets held for sale. During the year ended June 30, 2021, the Company sold both properties for $1.4 million (US$1.1 million) resulting in a $0.5 million loss on disposal. The loss on disposal is recognized in other gains (losses) in the statement of comprehensive loss (Note 21).

During the year ended June 30, 2022, management committed to sell its recreational production facility located in Uruguay and listed the property for sale. As a result, the Company reclassified the asset with a carrying value of $0.7 million from property, plant, and equipment to assets held for sale. The Company sold the facility for net proceeds of $0.6 million and recognized a $0.1 million loss on disposal within other gains (losses) in the statement of comprehensive loss (Note 21).

Jamaica Property

In connection with the Company’s business transformation plan during the year ended June 30, 2020, the Company listed for sale its Jamaica land which had a carrying value of $4.2 million. As a result, the Company reclassified it from property, plant, and equipment to assets held for sale. The fair value of the land was estimated based on the accepted offer on the property for proceeds of $4.3 million, net of selling costs. As the estimated net proceeds was higher than the carrying value, no impairment was recognized. On August 19, 2020, the Company entered into an agreement to sell the Jamaica property for net proceeds of $4.0 million.

Nordic Sky

During the year ended June 30, 2022, management committed to sell its production facility located in Denmark and listed the property for sale. As a result, the Company reclassified the asset with a carrying value of $8.8 million from property, plant, and equipment to assets held for sale. On March 15, 2022 net proceeds of approximately $7.5 million were received by the Company resulting in a loss of disposal of $1.3 million which is recognized in other gains (losses) in the statement of comprehensive loss (Note 21).

Aurora Sun

During the year ended June 30, 2022, the Company entered into a share purchase agreement (the “Agreement”) to sell 2105657 Alberta Ltd., a wholly owned subsidiary which owns the Aurora Sun facility located in Alberta. Total consideration for the Transaction is for $46.8 million. The closing of the Transaction is subject to certain standard closing conditions for both parties. The assets and liabilities of the subsidiary have been reclassified to assets and liabilities held for sale following the execution of the Agreement and are comprised of the following as at June 30, 2022:

$
Property, plant and equipment	34,404
Assets held for sale	34,404

Accounts payable and accrued liabilities	11
Provisions	2,000
Liabilities held for sale	2,011

Subsequent to June 30, 2022 the Company has given notice to terminate the agreement due to the prospective buyer’s failure to fulfill closing conditions (Note 31).

Valley

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In connection with the restructuring announced during the year ended June 30, 2022 (Note 3), the Company listed its Valley facility for sale. As a result, the Company reclassified it from property, plant, and equipment to assets held for sale. The fair value of the facility was determined based on an accepted offer for the facility for proceeds of $5.9 million, resulting in an impairment loss of $2.8 million. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive loss. On June 9, 2022, the Company entered into an agreement to sell the facility for proceeds of $5.9 million. The transaction closed on August 15, 2022.

Polaris

During the year ended June 30, 2022, management committed to sell its facility and associated right of use leased asset located in Alberta and listed the property for sale. As a result. the Company reclassified the facility and right of use leased asset from property, plant and equipment to assets held for sale and the associated lease liability was reclassified to liabilities held for sale. The fair value of the facility and right of use leased asset were determined based on an offer received for proceeds of $15 million, resulting in an impairment loss of $12.5 million. The impairment loss was included in impairment of property, plant and equipment in the statement of comprehensive loss. The assets and liabilities held for sale are comprised of the following at June 30, 2022:

$
Property, plant and equipment	18,678
Assets held for sale	18,678

Lease liability	3,977
Liabilities held for sale	3,977

Whistler Alpha Lake

In connection with the restructuring announced during the year ended June 30, 2022 (Note 3), the Company listed its Whistler Alpha Lake facility for sale. As a result, the Company reclassified it from property, plant, and equipment to assets held for sale. The fair value of the facility was determined based on a valuation of the property.

(b)    Discontinued Operations

There were no transactions within discontinued operations during the year ended June 30, 2022. The following table summarizes the Company's consolidated discontinued operations for the year ended June 30, 2021:

Year ended
June 30, 2021
Revenue	717

Cost of sales	1,028
General and administration expenses	877
Sales and marketing	57
Other expenses (income)	77
Other gains (losses)	(2,556)
Loss on disposal of discontinued operations	2,846
Net gain (loss) from discontinued operations, before and after taxes	(1,612)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Sale of Aurora Hemp Europe (“AHE”)

On July 23, 2020, the Company divested its wholly owned Lithuanian subsidiary, AHE, to the subsidiary’s President and former owner. Aurora Hemp Europe provided hemp seed contracting and processing. The sale was a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations. As AHE represented a separate line of business of the Company, the revenue, expenses and cash flows related to AHE’s operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. AHE was sold for gross consideration of $3.0 million which shall be paid in 12 quarterly installments beginning on June 30, 2022. The $1.9 million fair value of the consideration receivable on the disposal date was determined by the present value of principal and interest payments, discounted at a rate of 15% which represents management’s best estimate of the rate that a similar interest bearing loan receivable with similar terms and risk would earn. As a result of the divestiture, the Company recognized a $2.8 million loss on disposal during the year ended June 30, 2021.

Dissolution of Hempco Food and Fiber Inc. (“Hempco”)

During the year ended June 30, 2021, the Company dissolved its wholly owned subsidiary, Hempco. Hempco was in the business of producing and selling hemp products within Canada. The decision was a result of hemp-based consumer packaged goods no longer aligning with the Company’s strategy to focus on core cannabis operations. As Hempco represented a separate line of business of the Company, the revenue, expenses and cash flows related to Hempco’s operations have been presented in these consolidated financial statements as discontinued operations on a retroactive basis. As a result of the dissolution, the Company recognized a $0.1 million loss on disposal during the year ended June 30, 2021.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13     Business Combinations

Accounting Policy

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed through the statement of comprehensive loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Thrive Cannabis (“Thrive”)

On May 5, 2022, the Company acquired TerraFarma Inc. (parent company of Thrive), a Canadian company based in Ontario specialized in the sale of innovative premium cannabis products including dried flower, pre-rolls, vapour products and concentrates.

The Company acquired all of the issued and outstanding shares of TerraFarma Inc. for an aggregate initial consideration of $63.3 million consisting of $27.0 million paid in cash, $9.2 million through the issuance of 2,467,421 Common Shares, $9.7 million for earned milestones issuable in Common Shares and $3.0 million withheld as an indemnity holdback payable in cash or shares, or a combination of both, at the Company’s discretion. On July 7, 2022, the Company issued 2,614,995 Common Shares for the $9.7 million of equity consideration relating to earned milestones known at the time of the acquisition.

Additional consideration of up to $14.4 million in potential earnout amounts is payable in cash, Common Shares or a combination of both, at the election of the Company, subject to Thrive achieving certain revenue targets within two years of closing the transaction.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Total consideration
Cash paid	26,983
Common shares issued	9,230
Common shares issuable	9,683
Indemnity holdback	3,000
Contingent consideration	14,371
63,267

Net identifiable assets acquired (liabilities assumed)
Cash	2,513
Accounts receivables	3,713
Biological assets	232
Inventories	10,441
Prepaid expenses and deposits	151
Investments in associates	1,156
Property, plant equipment	10,453
Intangible assets
Permits and licenses	6,100
Brand	10,800
45,559

Accounts payable and accruals	5,831
Deferred tax liability	2,862
8,693

Provisional purchase price allocation
Net identifiable assets acquired	36,866
Goodwill	26,401
63,267

Net cash outflows
Cash consideration paid	(26,983)
Cash acquired	2,513
(24,470)

Goodwill arising from the acquisition represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes. During the year ended June 30, 2022, the Company recognized an impairment loss on goodwill of $26.4 million (Note 15).
Management continues to gather relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

For the year ended June 30, 2022, Thrive accounted for $1.4 million in revenue and $3.2 million in net loss since the May 5, 2022 acquisition date. If the acquisition had been completed on July 1, 2021, the Company estimates it would have recorded an increase of $10.3 million in revenue and an increase of $22.1 million in net loss for the year ended June 30, 2022.

Note 14     Asset Acquisition and Non-controlling Interest (“NCI”)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Accounting Policy

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of the total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

The change in non-controlling interest is as follows:

$
Non-controlling interest on initial capital contribution	866
Share of (loss) profit for the period	(355)
Balance June 30, 2022	$511

Growery B.V.

On November 12, 2021, the Company, through its wholly-owned indirect subsidiary, Aurora Nederland B.V., entered into a sale and purchase agreement to purchase 40% of the issued and outstanding shares in Growery B.V. (“Growery”). The Company controls Growery as it has the right to nominate two of three members of the Supervisory Board of Growery, and decisions require a simple majority. Based on having a controlling interest, the Company has consolidated Growery’s results in these consolidated financial statements.

The Company accounted for this purchase as an asset acquisition. In connection with the asset acquisition, the Company made an upfront cash payment of $0.6 million (EUR 0.4 million). In addition, the Company is obligated to make aggregate cash milestone payments of up to $5.8 million (EUR $4.0 million) upon Growery achieving sufficient profits available for distribution, and up to $4.3 million (EUR 3.0 million) upon Growery achieving certain revenue targets. The Company recognized NCI of $0.9 million (EUR 0.6 million) based on its proportion share of Growery’s net assets. The difference between the purchase price and the net assets acquired has been allocated to intangible assets. A definite life intangible asset license of $2.0 million (EUR 1.4 million) has been recognized in these financial statements. The Company incurred transaction costs of $0.1 million (EUR 0.1 million) which have been capitalized to the net assets acquired.

Netherlands-based Growery is in the business of cultivation, production and sale of recreational cannabis. Growery is one of the few license holders permitted to participate in the Controlled Cannabis Supply Chain Experiment (the “CCSC”). The CCSC is scheduled to be in effect for a minimum of four years, during which the Dutch government will evaluate if the rules of the CCSC should be expanded nationally.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Intangible Assets and Goodwill

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents IP and Know-how ERP Software	14 years Useful life of the facility 10 years 10 years 10 years 5 years

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of comprehensive loss as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at June 30 for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the Canadian Cannabis Operating segment and the International Cannabis Operating segment, which represents the lowest level at which management monitors goodwill. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the operating segment or CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on the higher of fair value less costs of disposal and value-in-use. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of intangible assets and goodwill:

	June 30, 2022				June 30, 2021
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	89,626	(48,975)	(40,651)	—	96,838	(40,155)	(7,408)	49,275
Permits and licenses	116,966	(38,888)	(63,724)	14,354	109,127	(33,841)	—	75,286
Patents	1,957	(777)	(1,053)	127	1,895	(659)	—	1,236
Intellectual property and know-how	78,099	(49,878)	(28,221)	—	78,099	(37,588)	—	40,511
Software	42,639	(16,618)	(26,021)	—	41,708	(9,385)	(3,777)	28,546
Indefinite life intangible assets:
Brand	157,499	—	(121,300)	36,199	146,699	—	—	146,699
Permits and licenses	23,973	—	(3,957)	20,016	25,895	—	—	25,895
Total intangible assets	510,759	(155,136)	(284,927)	70,696	500,261	(121,628)	(11,185)	367,448
Goodwill	914,275	—	(914,275)	—	921,494	—	(33,757)	887,737
Total	1,425,034	(155,136)	(1,199,202)	70,696	1,421,755	(121,628)	(44,942)	1,255,185

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2021	Additions	Other	Amortization	Impairment	Foreign currency translation	Balance, June 30, 2022
Definite life intangible assets:
Customer relationships	49,275	—	—	(8,777)	(40,651)	153	—
Permits and licenses	75,286	8,153	(100)	(4,992)	(63,724)	(269)	14,354
Patents	1,236	127	—	(183)	(1,053)	—	127
Intellectual property and know-how	40,511	17	—	(12,307)	(28,221)	—	—
Software	28,546	4,702	—	(7,227)	(26,021)	—	—
Indefinite life intangible assets:
Brand	146,699	11,000	(200)	—	(121,300)	—	36,199
Permits and licenses (1)	25,895	61	—	—	(3,957)	(1,983)	20,016
Total intangible assets	367,448	24,060	(300)	(33,486)	(284,927)	(2,099)	70,696
Goodwill	887,737	26,401	—	—	(914,275)	137	—
Total	1,255,185	50,461	(300)	(33,486)	(1,199,202)	(1,962)	70,696

	Balance, June 30, 2020	Additions	Disposals	Amortization	Impairment	Foreign currency translation	Balance, Jun 30, 2021
Definite life intangible assets:
Customer relationships	71,395	480	(14)	(13,911)	(7,408)	(1,267)	49,275
Permits and licenses	81,615	181	(1,594)	(4,916)	—	—	75,286
Patents	1,418	—	—	(182)	—	—	1,236
Intellectual property and know-how	52,791	—	—	(12,280)	—	—	40,511
Software	31,665	6,842	—	(6,184)	(3,777)	—	28,546
Indefinite life intangible assets:
Brand	146,699	—	—	—	—	—	146,699
Permits and licenses (1)	26,684	—	—	—	—	(789)	25,895
Total intangible assets	412,267	7,503	(1,608)	(37,473)	(11,185)	(2,056)	367,448
Goodwill	927,882	—	—	—	(33,757)	(6,388)	887,737
Total	1,340,149	7,503	(1,608)	(37,473)	(44,942)	(8,444)	1,255,185
(1)Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As at June 30, 2022, $36.2 million and $20.0 million indefinite life intangibles were allocated to the group of cash generating units (“CGUs”) that comprise the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2021 - $172.6 million allocated to the group of CGUs that comprise the Cannabis segment (Note 27). As at the July 1, 2021 date of the operating segment reorganization (Note 27), $741.7 million and $146.0 million of goodwill was allocated to the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2021 - $887.7 million of goodwill was allocated to the Cannabis operating segment).

At the end of each reporting period, the Company assesses whether events or changes in circumstances have occurred that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

(a)    Asset Specific Impairments

In connection with the announced restructuring during the year ended June 30, 2022 (Note 3), management had noted indicators of impairment for intangible assets associated with the closure of certain facilities. The recoverable amount of the intangibles were estimated using a FVLCD approach (Level 3) which resulted in a nominal value. As a result, the Company recognized a $9.4 million impairment loss relating to these intangible assets for the year ended June 30, 2022. The impairment loss was allocated to the Canadian cannabis operating segment (Note 27).

During the year ended June 30, 2022, management had noted indicators of impairment for customer relationship intangible assets. The recoverable amount of the intangible asset was estimated using a FVLCD approach (Level 3) which resulted in a nominal value. As a result, the Company recognized a $3.7 million impairment loss for the year ended June 30, 2022. The impairment loss was allocated to the International cannabis operating segment (Note 27).

During the year ended June 30, 2021, the Company identified certain enterprise resource planning projects that will be discontinued as part of the Company’s ongoing business transformation plan. The recoverable amount of the projects were estimated by using a FVLCD approach (level 3) which resulted in a nominal value. As a result, the Company recognized a $3.8 million impairment loss relating to these intangible assets for the year ended June 30, 2021. The impairment loss was allocated to the Canadian cannabis operating segment (Note 27).

(b)    CGU and Goodwill Impairments

As at June 30, 2022 and 2021 the Company performed its annual impairment test on its indefinite life intangible assets and goodwill. The recoverable amount of the operating segments to which goodwill is allocated and the CGUs to which indefinite life intangibles are allocated were determined based on FVLCD using Level 3 inputs in a discounted cash flow (“DCF”) analysis. As the Canadian and International cannabis operating segments are comprised of various CGUs, management tested the individual CGUs, which contain the indefinite life intangibles, for impairment before the Canadian and International cannabis operating segment which contains the associated goodwill. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate DCF results. The significant assumptions applied in the determination of the recoverable amount are described below:

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues and operating costs. The Canadian Cannabis CGU, European Cannabis CGU, the Canadian Cannabis Operating Segment, and International Cannabis Operating Segment forecasts are extended to a total of four years (and a terminal year thereafter);
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the CGUs and Operating Segments Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As at June 30, 2022, management had noted the following impairment indicators:

•Decline in stock price and market capitalization - As at June 30, 2022, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization; and
•Changes in cannabis market conditions and capital market environment, including higher rates of borrowing and lower foreign exchange rates.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment as at June 30, 2022 and 2021:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Indefinite Life Intangible Impairment Testing		Goodwill Impairment Testing
	Canadian Cannabis CGU	European Cannabis CGU	Canadian Cannabis Operating Segment	International Cannabis Operating Segment
June 30, 2022
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount rate	15.0%	16.0%	15.0%	16.0%
Budgeted revenue growth rate (average of next 4 years)	18.1%	23.1%	18.2%	23.7%
Fair value less cost to dispose	$319,828	$48,052	$264,829	$69,021

	Canadian Cannabis CGU	European Cannabis CGU	Cannabis Operating Segment	U.S. CBD CGU
June 30. 2021 (1)
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount rate	13.8%	14.5%	14.0%	14.8%
Budgeted revenue growth rate (average of next 4 years)	53.4%	60.8%	53.7%	47.4%
Fair value less cost to dispose	$1,587,207	$183,480	$1,915,366	$4,368
(1) Reflects the Canadian Cannabis CGU and Cannabis Operating Segment prior to the operating segment reorganization as at July 1, 2021 (Note 27).

In addition to the annual impairment test, at the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

As at March 31, 2022, management had noted indicators of impairment present within its Canadian Cannabis CGU and as a result performed an indicator-based impairment test as at March 31, 2022. The following factors were identified impairment indicators for the Canadian Cannabis CGU as at March 31, 2022:

•Change in strategy for the Canadian consumer business - during the three months ended March 31, 2022, the Company changed its strategy to focus on lower volume, higher margin premium categories.
•Revenue decline in Canadian consumer market - driven by increased competition and irrational wholesale pricing; and
•Decline in stock price and market capitalization - As at March 31, 2022, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

As the Canadian Cannabis CGU is allocated to the Canadian Cannabis Operating Segment, management also tested the Canadian Cannabis Operating Segment.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment as at March 31, 2022:

	Canadian Cannabis CGU	Canadian Cannabis Operating Segment
March 31, 2022
Terminal value growth rate	3.0%	3.0%
Discount rate	13.0%	13.0%
Budgeted revenue growth rate (average of next 4.25 years)	33.4%	33.4%
Fair value less cost to dispose	$711,158	$634,861

CGU impairment

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and forms part of the Company’s Canadian Cannabis Operating Segment. Management concluded that the recoverable amount was lower than the carrying value as at June 30, 2022, and recorded impairment losses of $315.9 million (June 30, 2021 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $258.1 million of impairment losses to the CGU’s intangible assets and $57.8 million of impairment losses to property, plant and equipment (Note 11).

European Cannabis CGU

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s European Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Europe and certain international markets and forms part of the Company’s International Cannabis Operating Segment. Management concluded that the recoverable amount was higher than the carrying value as at June 30, 2022, and no impairment was recognized within the European Cannabis CGU (June 30, 2021 - nil).

Operating segment impairment

Canadian Cannabis Operating Segment

Management concluded that the recoverable amount was lower than the carrying value as at March 31, 2022, and an impairment of $741.7 million was recognized against goodwill within the Canadian Cannabis Operating Segment.

Management concluded that the recoverable amount was lower than the carrying value as at June 30, 2022, and an impairment of $43.1 million was recognized within the Canadian Cannabis Operating Segment (June 30, 2021 - nil). An impairment loss of $26.4 million was recognized against goodwill and the remaining impairment loss was allocated based on the relative carrying amounts of the operating segment’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $13.8 million of impairment losses to the operating segment’s intangible assets and $2.9 million of impairment losses to property, plant and equipment (Note 11).

International Cannabis Operating Segment

Management concluded that the recoverable amount was lower than the carrying value as at June 30, 2022, and an impairment of $146.1 million was recognized against goodwill within the International Cannabis Operating Segment (June 30, 2021 - nil).

Note 16    Convertible Debentures

Accounting Policy

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

$
Balance, June 30, 2020	327,038
Interest paid	(24,364)
Accretion	30,265
Accrued interest	24,311
Unrealized gain on foreign exchange	(29,319)
Balance, June 30, 2021	327,931
Current portion	(34,749)
Long-term portion	293,182

Balance, June 30, 2021	327,931
Interest paid	(25,667)
Accretion	33,171
Accrued interest	22,457
Debt repurchased	(143,812)
Unrealized loss on foreign exchange	12,424
Balance, June 30, 2022	226,504
Current portion	(26,854)
Long-term portion	199,650

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 Common Shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per Common Share. On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company’s option at par plus accrued and unpaid interest, provided that the VWAP of the shares on the Nasdaq for at least 20 trading days, during any 30 consecutive trading day period ending immediately preceding the date on which the notice of redemption is given, is not less than 130% of the conversion price then in effect, which currently equates to $112.74 per share.

At maturity, the Company has the option, upon not more than 60 nor less than 30 days prior notice, to satisfy its obligations to pay on redemption or maturity, the principal amount of the Senior Notes, in whole or in part, in cash or by delivering freely tradable shares. Any accrued and unpaid interest will be paid in cash. Where redemption is executed through the issuance of shares, payment will be satisfied by delivering for each $1,000 due, that number of freely tradable shares obtained by dividing $1,000 by the VWAP of the shares on the Nasdaq for the 20 consecutive trading days ending 10 trading days prior to the date fixed for redemption or maturity.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any Common Shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

The debt host has been recognized at its amortized cost of $276.4 million, which represents the remaining fair value allocated from total net proceeds received of $445.6 million (US$334.7 million) after $169.2 million (US$126.8 million) was allocated to the derivative liability representing the equity conversion option. Management elected to capitalize transaction costs, which are directly attributable to the issuance of the Senior Notes. These transaction costs total $15.0 million and have been netted against the principal amount of the debt.

As of June 30, 2022, $269.2 million (US$208.9 million) principal amount of the Senior Notes are outstanding.

As of June 30, 2022, the conversion option had a fair value of $0.0 million (June 30, 2021 - $3.1 million) and the Company recognized an unrealized gain of $3.1 million (year ended June 30, 2021 - unrealized loss of $1.3 million) on the derivative liability). The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$1.32 (June 30, 2021 - US$9.04), volatility of 82% (June 30, 2021 - 87%), implied credit spread of 903 bps (June 30, 2021 - 1,302 bps), and assumed stock borrow rate of 10% (June 30, 2021 - 10%). As of June 30, 2022, the Company has accrued interest payable of $6.6 million (June 30, 2021 - $8.6 million) on these Senior Notes.

During the year ended June 30, 2022, the Company repurchased a total of $175.7 million (US$136.1 million) in principal amount of the Senior Notes at a total cost, including accrued interest, of $167.1 million (US$129.4 million), and recorded a loss of $(19.4) million within other gains (losses) in the statement of comprehensive loss.

Note 17    Lease liabilities

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Accounting Policy

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statement of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Subsequently, if there is a change to the expected lease term within the control of the lessee, the lease liability will be remeasured using the updated term and revised discount rate on a prospective basis.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive loss.

If the right-of-use asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income, while a financing lease will recognize a lease receivable and derecognize the carrying value of the right-of-use asset, with the difference recorded in profit or loss.

The changes in the carrying value of current and non-current lease liabilities are as follows:

$
Balance, June 30, 2020	90,288
Lease additions	2,463
Disposal of leases	(13,132)
Lease payments	(10,429)
Lease term reduction and other items (1)	(1,955)
Changes due to foreign exchange rates	(213)
Interest expense on lease liabilities	4,597
Balance, June 30, 2021	71,619
Current portion	(6,188)
Long-term portion	65,431

Balance, June 30, 2021	71,619
Lease additions	1,736
Disposal of leases	(6,139)
Lease payments	(10,025)
Lease term reduction and other items (1)	(17,534)
Changes due to foreign exchange rates	(103)
Interest expense on lease liabilities	3,433
Balance, June 30, 2022	42,987
Current portion	(6,150)
Long-term portion	36,837
(1) As part of the Company’s restructuring activities (Note 3), management re-assessed the likelihood of executing renewal options of its existing leases which resulted in a reduction of the assessed lease term of several of the Company’s leases.

For the year ended June 30, 2022, the Company recorded a $2.9 million rent expense (June 30, 2021 - $4.1 million) related to short-term leases, variable leases, and low-value leases.

Note 18    Share Capital

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Accounting Policy

Share Purchase Warrants

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of common shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in other (losses) gains on the statement of comprehensive income. The fair value of foreign currency share purchase warrants is determined using the quoted market price on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated to equity and classified as equity financing transaction costs.

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.
Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

ii.Unlimited number of Class “A” Shares each with a par value of $1.00. As at June 30, 2022, no Class “A” Shares were issued and outstanding.
Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

iii.Unlimited number of Class “B” Shares each with a par value of $5.00. As at June 30, 2022, no Class “B” Shares were issued and outstanding.
Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

(b)     Shares Issued and Outstanding

At June 30, 2022, 297,772,238 Common Shares (June 30, 2021 – 198,068,923) were issued and fully paid.

(i)    Shares for business combinations

During the year ended June 30, 2022, the Company issued 2,467,421 Common Shares with a book value of $9.2 million, in connection with the acquisition of Thrive (Note 13). On July 7, 2022, the Company issued 2,614,995 Common Shares for the $9.7 million of equity consideration relating to earned milestones known at the time of the acquisition.
During the year ended June 30, 2021, there were no Common Shares issued for business combinations.
(ii)    Shares issued for earn-out payments

During the year ended June 30, 2022, the Company issued an aggregate of 193,554 Common Shares for milestone payments in connection with an acquisition completed in a prior year (June 30, 2021 - 2,691,759 Common Shares in connection with three acquisitions).
(iii)    Shares issued for equity financing

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company issued the following common shares under its 2019 At-the-Market (“ATM”) program (Note 29(b)):

			US$ equivalence
	Year ended June 30,		Year ended June 30,
	2022	2021	2022	2021

Gross proceeds	$143,887	$284,138	$113,838	$214,662
Commission	$2,878	$5,642	$2,276	$4,298
Net proceeds	$141,009	$278,496	$111,562	$210,364
Average gross price	$5.50	$6.71	$4.35	$5.07
Number of shares issued	26,161,388	42,359,118

On June 1, 2022, the Company completed an offering of 70,408,750 units of the Company (“June 2022 Offering”) for gross proceeds of approximately $218.2 million (US$172.5 million). The Company paid commissions and issuance costs of $9.9 million for net proceeds of $208.3 million. Each unit consists of one Common Share and one common share purchase warrant (“June 2022 Offering Warrant”) of the Company. Each June 2022 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of US$2.45 per share until June 1, 2025 (Note 18(c)).

On January 26, 2021, the Company completed an offering of 13,200,000 units (“January 2021 Unit Offering”), including an over-allotment of 1,200,000 units, for gross proceeds of $175.8 million (US$137.9 million). The Company paid commissions and issuance costs of $9.0 million for net proceeds of $166.8 million. Each unit consists of one Common Share and one-half of one Common Share purchase warrant (“January 2021 Offering Warrant”) of the Company. Each whole January 2021 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of US$12.60 per share until January 26, 2024.

On November 16, 2020, the Company completed an offering of 23,000,000 units (“November 2020 Unit Offering”), including an over-allotment of 3,000,000 units, for gross proceeds of $226.2 million (US$172.5 million). The Company paid commissions and issuance costs of $11.8 million for net proceeds of $214.5 million. Each unit consists of one Common Share and one-half of one Common Share purchase warrant (“November 2020 Offering Warrant”) of the Company. Each whole November 2020 Offering Warrant entitles the holder to purchase one Common Share of the Company at a price of US$9.00 per share until March 16, 2024.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2021	18,447,389	15.68
Balance, June 30, 2022	89,124,788	6.72

In accordance with IAS 32 - Financial Instruments: Presentation, the June 2022 Offering Warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The June 2022 Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 21) on the statement of comprehensive loss. Of the $208.3 million total net proceeds received, $35.6 million was allocated to the warrant derivative liabilities and $172.7 million was allocated to share capital.

In accordance with IAS 32 - Financial Instruments: Presentation, the November 2020 and January 2021 Offering Warrants (Note 19(b)(iii)), which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 21) on the statement of comprehensive loss. Of the $381.2 million total net proceeds received, $74.0 million was allocated to the warrant derivative liabilities and $307.2 million was allocated to share capital.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the warrant derivative liabilities:

					US$ equivalent
	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total
	$	$		$	$	$		$
Balance, June 30, 2021	59,162	29,698	—	88,860	47,726	23,958	—	71,684
Additions	0	0	35,621	35,621	0	0	28,164	28,164
Unrealized gain on derivative liability	(55,148)	(28,167)	(3,869)	(87,184)	(44,613)	(22,770)	(3,520)	(70,903)
Balance, June 30, 2022	4,014	1,531	31,752	37,297	3,113	1,188	24,644	28,945

The following table summarizes the warrants that remain outstanding as at June 30, 2022:

Exercise Price ($)	Expiry Date	Warrants (#)
4.12 - 41.88 (2)	January 26, 2024 - November 30, 2025	88,596,596
112.46 - 116.09 (1)	August 9, 2023 to August 22, 2024	528,192
		89,124,788
(1)Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively.
(2)Includes the June 2022 Offering Warrants exercisable at US$3.20.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19    Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

Performance Share Units (“PSUs”)

PSUs are equity-settled share-based payments and have both a service and market condition. PSUs are measured at their fair value on the grant date and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. The fair value of PSUs is calculated using the Monte Carlo model which factors in the probability of achieving the market-based performance target. When determining the fair value, management is required to make certain assumptions and estimates related to volatility, risk-free rate, equity correlations between Aurora and a peer group of companies, future stock prices, and estimated forfeitures. The amount recognized for services received as consideration for the PSUs granted is based on the number of equity instruments that eventually vest. Upon the release of PSUs, the related share reserve is transferred to share capital.

The Company currently has in place a “rolling maximum” or “evergreen” stock option plan (“Option Plan”), Fixed Restricted Share Unit Plan (“RSU Plan”), Fixed Performance Share Unit Plan (“PSU Plan”), and a Fixed Deferred Share Unit Plan (“DSU Plan”), which is applicable to non-employee directors only. The Board may from time to time, in its discretion and in accordance with Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, as applicable, non-transferable stock options, RSUs, PSUs and DSUs in accordance with these plans. The maximum number of Common Shares issuable pursuant to all equity based compensation arrangements shall not, at any time, exceed 10% of the issued and outstanding Common Shares.

At the Company’s Annual General and Special Meeting held on November 13, 2017 (“2017 AGM”), shareholders approved the adoption of the Option Plan, which was subsequently renewed by shareholders at the Annual General Meeting held on November 12, 2020 (“2020 AGM”). The Option Plan provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The Option Plan is a “rolling” plan, and therefore, the number of Common Shares issuable under the Option Plan and under all other equity based compensation arrangements shall not exceed 10% of the total number of issued and outstanding Common Shares.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)     Stock Options

A summary of stock options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2020	5,748,503	88.60
Granted	786,510	11.56
Exercised (1)	(36,634)	5.70
Expired	(2,383,140)	99.07
Forfeited	(7,233)	134.64
Balance, June 30, 2021	4,108,006	$68.46
Granted	1,335,514	$9.53
Exercised (1)	—	$—
Expired	(544,085)	$30.75
Forfeited	(620,152)	$73.19
Balance, June 30, 2022	4,279,283	$53.97

(1)No stock options were exercised during the year ended June 30, 2022. The weighted average share price on the date stock options were exercised during the year ended June 30, 2021 was $14.88.

The following table summarizes the stock options that are outstanding as at June 30, 2022:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
2.38 - 30.00	August 8, 2022 - May 31, 2027	3.87	2,379,477	1,161,003
31.92 - 99.60	August 10, 2022 - January 28, 2025	1.21	777,426	725,578
100.80 - 133.80	January 15, 2023 - March 13, 2026	2.87	960,354	959,521
135.00 - 163.56	January 2, 2023 - May 21, 2024	1.14	162,026	162,026
		3.03	4,279,283	3,008,128

During the year ended June 30, 2022, the Company recorded aggregate share-based compensation expense of $4.9 million (year ended June 30, 2021 - $11.2 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Year ended Jun 30,
	2022	2021
Risk-free annual interest rate (1)	0.95%	0.31%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	84.21%	81.69%
Expected life of options (years) (3)	2.50	2.40
Forfeiture rate	19.99%	18.75%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain competitors.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the year ended June 30, 2022 was $3.59 per option (year ended June 30, 2021 - $5.50 per option).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

At the 2017 AGM, shareholders also approved the adoption of the RSU Plan, which was subsequently amended at the 2020 AGM. The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company is currently authorized to issue a maximum of 3,000,000 Common Shares under this plan.

At the Company’s Annual General and Special Meeting held on November 30, 2018, shareholders approved the adoption of the DSU Plan, which was subsequently amended at the 2020 AGM. Under the terms of the DSU plan, non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) common shares purchased in the open market; or (iv) any combination of the foregoing. The Company is currently authorized to issue a maximum of 500,000 Common Shares under this plan.

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2020	376,296	44.06
Issued	954,698	10.82
Vested and exercised	(168,784)	44.44
Forfeited	(121,666)	18.77
Balance, June 30, 2021	1,040,544	$16.46
Issued	761,029	$6.98
Vested, released and issued	(362,774)	$21.01
Expired	(417)	$113.16
Forfeited	(123,848)	$10.35
Balance, June 30, 2022	1,314,534	$10.26
(1)As of June 30, 2022, there were 1,100,563 RSUs and 213,971 DSUs outstanding (June 30, 2021 - 983,161 RSUs and 57,383 DSUs).

During the year ended June 30, 2022, the Company recorded share-based compensation of $7.0 million (year ended June 30, 2021 - $7.0 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the year ended June 30, 2022 was $6.98 per unit (year ended June 30, 2021 – $10.82 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at June 30, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
1.90 - 24.96	February 10, 2023 - May 17, 2025	1,299,175	365,495
33.48 - 58.32	October 15, 2021 - March 13, 2023	2,457	—
90.12 - 113.16	September 10, 2022	12,902	8,202
		1,314,534	373,697

(c)     Performance Share Units (“PSUs”)

At the 2020 AGM, shareholders approved the adoption of the PSU Plan, which was designed to provide compensation that is conditional on the achievement of predetermined performance criteria. The number of units earned is determined at the end of the three year term based on Aurora’s three year Total Shareholder Return (“TSR”) relative to a peer group of companies and can vary from 0.0 to 2.0 times the number of PSUs granted. The Company is currently authorized to issue a maximum of 3,000,000 Common Shares under this plan.

A summary of the PSUs outstanding is as follows:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	PSUs	Weighted Average Issue Price of PSUs
	#	$
Balance, June 30, 2021	387,369	10.06
Issued	441,233	7.81
Vested, released and issued	(12,723)	8.22
Forfeited	(121,508)	9.31
Balance, June 30, 2022	694,371	8.80

The following table summarizes the PSUs that are outstanding as at June 30, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
3.32 - 12.96	September 10, 2023 - May 17, 2025	691,092	2,975
13.35 - 23.96	December 8, 2023 - February 11, 2024	3,279	—
		694,371	2,975

During the year ended June 30, 2022, the Company recorded share-based compensation of $1.9 million (year ended June 30, 2021 - $0.8 million) for PSUs granted during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

PSUs granted during the year ended June 30, 2022 were fair valued based on the following weighted average assumptions:

Year ended June 30, 2022

Risk-free annual interest rate (1)	1.23%
Dividend yield	—%
Expected stock price volatility (2)	38.23%
Expected stock price volatility of peer group (2)	28.74%
Expected life of options (years) (3)	3.00
Forfeiture rate	10.30%
Equity correlation against peer group (4)	47.51%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the year ended June 30, 2022 was $9.90 per unit (year ended June 30, 2021 - $9.74 per unit).

Note 20    Loss Per Share

Accounting Policy

The Company calculates basic (loss) earnings per share by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise convertible debentures, RSU, DSU, warrants and share options issued.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Year ended Jun 30,
	2022	2021
Net loss from continuing operations attributable to Aurora shareholders	($1,717,624)	($692,013)
Net loss from discontinued operations attributable to Aurora shareholders	$—	($1,612)
Net loss attributable to Aurora shareholders	($1,717,624)	($693,625)

Weighted average number of Common Shares outstanding	214,912,605	169,118,540

Basic loss per share, continuing operations	($7.99)	($4.09)
Basic loss per share, discontinued operations	$0.00	($0.01)
Basic loss per share	($7.99)	($4.10)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options is anti-dilutive.

Note 21    Other Gains (Losses)

		Year ended Jun 30,
	Note	2022	2021
		$	$
Share of net income (loss) from investment in associates	8	(293)	(509)
Gain (loss) on deemed disposal of significant influence investment		—	(1,239)
Loss on extinguishment of derivative investment	6(a)	(9,096)	—
Unrealized gain (loss) on derivative investments	7(b)	(19,951)	12,758
Unrealized gain (loss) on derivative liability	16, 18(c)	90,263	(19,606)
Unrealized gain (loss) on changes in contingent consideration fair value	28	(5)	(30)
Gain (loss) on debt modification		—	(396)
Gain (loss) on debt settlement		—	(2,195)
Gain (loss) on disposal of assets held for sale and property, plant and equipment		373	11,119
Government grant income	5	10,757	32,489
Provisions		(3,372)	(2,077)
Realized loss on repurchase of convertible debt	16	(19,353)	—
Other gains (losses)		(2,235)	6,133
Total other gains (losses)		47,088	36,447

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Year ended Jun 30,
	2022	2021
	$	$
Accounts receivable	18,764	7,371
Biological assets	(78,000)	(49,249)
Inventory	99,068	57,700
Prepaid and other current assets	2,675	2,277
Accounts payable and accrued liabilities	3,634	(28,294)
Income taxes payable	331	13
Deferred revenue	(319)	214
Provisions	2,213	(556)
Other current liabilities	1,584	10,921
Changes in operating assets and liabilities	49,950	397

Additional supplementary cash flow information is as follows:

	Year ended Jun 30,
	2022	2021
	$	$
Property, plant and equipment in accounts payable	910	1,721
Right-of-use asset additions	1,340	2,445
Capitalized borrowing costs	—	2,136
Amortization of prepaids	33,511	32,120
Interest paid	27,725	34,157
Interest received	379	2,198
Included in restricted cash as of June 30, 2022 is $3.4 million (June 30, 2021 - $4.4 million) attributed to collateral held for letters of credit and corporate credit cards, $15.0 million (June 30, 2021 - $15.0 million) for self- insurance, $0.2 million (June 30, 2021 - $0.0 million) attributed to international subsidiaries, and $32.4 million (June 30, 2021 - $0.0 million) of funds reserved for the Segregated Cell (Note 2(h)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23    Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive (loss) income or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (June 30, 2021 - 27.0%) to income (loss) before income tax for the following reasons:

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	June 30, 2022	June 30, 2021
	$.	$
Income (loss) before tax	(1,720,120)	(699,798)
Combined federal and provincial rate	27.0%	27.0%
Expected tax recovery	(464,432)	(188,945)
Change in estimates from prior year	401	1,054
Foreign exchange	1,381	1,464
Non-deductible expenses	9,033	6,629
Non-deductible (non-taxable) portion of capital items	(19,518)	2,678
Non-deductible loss on conversion of debt	—	—
Goodwill and other impairment items	246,177	326
Tax impact on divestitures	—	6,295
Difference in statutory tax rate	24,346	14,755
Effect of change in tax rates	(385)	55
Changes in deferred tax benefits not recognized	200,856	149,368
Income tax recovery	(2,141)	(6,321)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at June 30, 2022 and 2021 are comprised of the following:

	Balance, June 30, 2021	Deferred tax assets (liabilities) assumed from acquisition	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, June 30, 2022
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	110,085	3,062	(85,288)	(975)	(2,193)	24,691
Capital Losses	451	—	(451)	—	—	—
Finance costs	813	—	(803)	—	—	10
Investment tax credit	1,471	—	(189)	—	—	1,282
Derivatives	734	—	(708)	—	—	26
Leases	14,937	—	(6,219)	—	—	8,718
Others	5,455	—	83	—	—	5,538
Total deferred tax assets	133,946	3,062	(93,575)	(975)	(2,193)	40,265

Deferred tax liabilities
Convertible debenture	(29,627)	—	17,731	—		(11,896)
Investment in associates	1,409	(1)	(1,416)	—	—	(8)
Derivatives	(393)	—	393	—	—	—
Intangible assets	(78,900)	(4,478)	71,880	578	—	(10,920)
Property, plant and equipment	(15,239)	(558)	10,398	430	—	(4,969)
Inventory	(8,296)	(857)	(2,466)	(29)	—	(11,648)
Biological assets	(2,900)	(30)	(752)	(4)	—	(3,686)
Total deferred tax liabilities	(133,946)	(5,924)	95,768	975	—	(43,127)

Net deferred tax liabilities	—	(2,862)	2,193	—	(2,193)	(2,862)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Balance, June 30, 2020	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	Balance, Jun 30, 2021
	$	$	$	$	$
Deferred tax assets
Non-capital losses	125,008	(5,817)	(415)	(8,691)	110,085
Capital losses	501	(50)	—	—	451
Finance costs	9,689	(14,985)	—	6,109	813
Investment tax credit	569	902	—	—	1,471
Derivatives	420	314	—	—	734
Leases	13,075	1,892	(30)	—	14,937
Others	—	5,455	—	—	5,455
Total deferred tax assets	149,262	(12,289)	(445)	(2,582)	133,946

Deferred tax liabilities
Convertible debenture	(33,787)	4,160	—	—	(29,627)
Investment in associates	—	1,409	—	—	1,409
Derivatives	—	(393)	—	—	(393)
Intangible assets	(90,952)	11,830	222	—	(78,900)
Property, plant and equipment	(7,118)	(8,355)	234	—	(15,239)
Inventory	(18,306)	10,042	(32)	—	(8,296)
Biological assets	(2,496)	(411)	7	—	(2,900)
Others	(549)	549	—	—	—
Total deferred tax liabilities	(153,208)	18,831	431	—	(133,946)

Net deferred tax liabilities	(3,946)	6,542	(14)	(2,582)	—

Deferred tax assets (liabilities) as presented in the Consolidated Statements of Financial Position are as follows:

	June 30, 2022	June 30, 2021
	$	$
Deferred tax assets	—	—
Deferred tax liabilities	(2,862)	—
Net deferred tax assets (liabilities)	(2,862)	—

Deferred tax assets have not been recognized with respect to the following deductible temporary differences:

	2022	2021
	$	$
Non-capital losses carried forward	1,159,836	570,195
Investment in associates	47,983	—
Capital losses	135,259	132,456
Property, plant, and equipment	584,013	359,455
Intangible assets	37,953	11,701
Goodwill	32,755	33,764
Marketable Securities	23,744	28,323
Investment tax credits	5,021	5,028
Derivatives	12,722	—
Capital lease obligations	1,553	2,462
Other	37,365	55,537
	2,078,204	1,198,921

The Company has income tax loss carryforwards of approximately $1,110.6 million (June 30, 2021 - $881.5. million) which are predominately from Canada and if unused, will expire between 2022 to 2042.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Year ended Jun 30,
	2022	2021
	$	$
Short-term employment benefits (1)	7,109	5,080
Termination benefit	308	2,583
Directors’ fees (2)	335	458
Share-based compensation (3)	11,026	13,388
Total management compensation (4)	18,778	21,509

(1)Includes meeting fees and committee chair fees.
(2)Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 19).
(3)As of June 30, 2022, $1.6 million is payable or accrued for key management compensation (June 30, 2021 - $0.8 million).

The following is a summary of the significant transactions with related parties:

	Years ended June 30,
	2022	2021
	$	$
Production costs (1)	4,310	5,100
(1)Production costs incurred with (i) Capcium and its subsidiary Gelcan, a company where Aurora holds significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control).

During the year ended June 30, 2021, the Company sold AHE to the subsidiary’s President and former owner (Note 12(b)).

The following amounts were receivable from (payable to) related parties:

	June 30, 2022	June 30, 2021
	$	$
Equipment loan receivable from investments in associates (1)	—	10,096
Debenture and interest receivable from investment in associate (2)	—	17,170
Production costs with investments in associates (3)(4)	439	—
	439	27,266

(1)Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. (“Auralux”). The loan was fully impaired during the year ended June 30, 2022.
(2)Represents the $6.0 million secured convertible debenture in Choom Holdings Inc. (“Choom”) plus interest receivable bearing interest at 7.0% per annum and maturing on December 23, 2024. Balance at June 30, 2021 represents the $20.0 million unsecured convertible debenture in Choom plus interest receivable, bearing interest at 6.5% per annum and was to mature on November 2, 2022. Refer to Note 6(a) of the Financial Statements for further details. As of June 30, 2022, the 2021 Debenture had a fair value of $0.0 million resulting in an unrealized loss of $6.0 million.
(3)Production costs incurred with (i) Gelcan; and (ii) Sterigenics which provides cannabis processing services to the Company and is party to a common joint venture in Auralux. Pursuant to a manufacturing agreement with Gelcan, the Company is contractually committed to purchase a minimum number of softgels during each calendar year from 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by the cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2022, and 20.0 million capsules per calendar year until March 31, 2025.
(4)Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 25    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and, and a reply to plaintiffs’ opposition on March 25, 2022. The Company is currently awaiting a decision on the motion to dismiss. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of June 30, 2022 (June 30, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain current and former executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain current and former executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. The Company disputes the allegations. On November 2, 2021, the plaintiffs voluntarily dismissed this action without prejudice as to all claims. This matter is now concluded. No provision has been recognized as at June 30, 2022 (June 30, 2021 - nil).

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of June 30, 2022 (June 30, 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

(b)Commitments

(i)Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels each calendar year. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company expects to meet the purchase minimum for calendar 2022.

(ii)The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 29(b), the Company has the following future capital commitments and purchase commitments payments, which are due in the next five years and thereafter:

$
Next 12 months	4,304
Over 1 year to 2 years	5,287
Over 2 years to 3 years	1,549
11,140

Note 26    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

For bill-and-hold arrangements, revenue is recognized before delivery but only upon transfer of control of the good to the customer. Control is transferred to the customer when the substance of the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

For certain sale of goods in which the Company earns a manufacturing fee, the Company records net revenue as an agent on the basis that the Company does not control pricing or bear inventory or credit risk.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $4.3 million for the year ended June 30, 2022 (year ended June 30, 2021 - $7.4 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of June 30, 2022, the net return liability for the estimated variable revenue consideration was $2.3 million (June 30, 2021 - $1.5 million) and is included in deferred revenue on the consolidated statements of financial position.

Year ended June 30, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	251,607	—	251,607
Revenue from provision of services	—	1,696	1,696
Excise taxes	(31,964)	—	(31,964)
Net Revenue	219,643	1,696	221,339

Year ended June 30, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	288,592	—	288,592
Revenue from provision of services	—	1,877	1,877
Excise taxes	(45,217)	—	(45,217)
Net Revenue	243,375	1,877	245,252

Note 27    Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into two reportable segments plus corporate. The two reportable segments are (i) Canadian Cannabis; and (ii) International Cannabis.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the year ended June 30, 2021, the Company had two reportable operating segments: (i) Cannabis and (ii) Horizontally Integrated Businesses. The goodwill associated with all acquisitions were allocated to the Cannabis operating segment. During the year ended June 30, 2022, the Company changed its internal management reporting and accordingly, identified the following two reportable operating segments: (i) Canadian Cannabis; and (ii) International Cannabis. The reorganization of the Company’s reporting structure changed the composition of its reportable segments and required that goodwill be reassigned to the operating segments using a relative fair value allocation approach. Assets and liabilities were also reassigned to the reporting segments based on the assets that would be employed in, or the liabilities related to, the operations of each reporting segment, and the assets or liabilities that would be considered in determining the fair value of each reporting segment. Immediately after the reorganization, the Company’s reporting segments with goodwill included: (i) Canadian Cannabis; and (ii) International Cannabis. There were no indicators of impairment prior to the change in operating segments. Prior period disclosures have been restated based on the new operating segments.

Operating Segments	Canadian Cannabis	International Cannabis	Corporate (1)	Total
	$	$	$	$
Year ended June 30, 2022
Net revenue	159,416	61,879	44	221,339
Gross profit (loss) before fair value adjustments	(21,270)	29,874	22	8,626
Selling, general, and administrative expense	136,332	21,678	17,227	175,237
Income (loss) from operations before taxes and discontinued operations	(1,530,374)	(43,605)	(146,141)	(1,720,120)

Year ended June 30, 2021
Net revenue	210,032	33,994	1,226	245,252
Gross profit (loss) before fair value adjustments	(27,499)	14,837	633	(12,029)
Selling, general and administrative expense	142,775	19,215	12,645	174,635
Income (loss) from operations before taxes and discontinued operations	(448,522)	(38,472)	(212,804)	(699,798)
(1)Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.
(2)Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
June 30, 2022	247,633	41,080	19,789	308,502
June 30, 2021	1,774,154	49,164	41,787	1,865,105

Year ended June 30, 2022
Net revenue	159,460	61,520	359	221,339
Gross profit (loss) before fair value adjustments	(21,248)	32,266	(2,392)	8,626

Year ended June 30, 2021
Net revenue	209,466	32,629	3,157	245,252
Gross profit (loss) before fair value adjustments	(28,521)	14,692	1,800	(12,029)

Included in net revenue arising from the Canadian Cannabis operating segment for the year ended June 30, 2022 are net revenues of approximately $22.9 million from Customer A (year ended June 30, 2021 - Customer A: $27.7 million, Customer B: $24.3 million, Customer D: $40.4 million), each contributing 10% or more to the Company’s net revenue. All of these customers are government bodies for sales of cannabis in the consumer market.

There were no single customers that contributed 10% or more to the Company’s net revenue arising from the International Cannabis operating segment for the year ended June 30, 2022 (year ended June 30, 2021 - nil).
No other single customers contributed 10% or more to the Company’s net revenue during the year ended June 30, 2022 and 2021.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 28    Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, loans and borrowings, and lease liabilities.	Carrying value discounted at the effective interest rate which approximates fair value

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at June 30, 2022 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	437,807	—	—	437,807
Restricted cash	50,972	—	—	50,972
Accounts receivable, excluding sales taxes and lease receivable	41,975	—	—	41,975
Marketable securities	—	—	1,331	1,331
Derivatives	—	26,283	—	26,283
Loans receivable	16	—	—	16
Lease receivable	6,317	—	—	6,317
Financial Liabilities
Accounts payable and accrued liabilities	69,874	—	—	69,874
Convertible debentures	226,504	—	—	226,504
Contingent consideration payable	—	14,500	—	14,500
Other current liabilities	12,435	—	—	12,435
Lease liabilities	42,987	—	—	42,987
Derivative liability	—	37,297	—	37,297
Other long-term liabilities	128	—	—	128
.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at June 30, 2022
Marketable securities	7(a)	1,331	—	—	1,331
Derivative assets	7(b)	—	9,860	16,423	26,283
Contingent consideration payable		—	—	14,500	14,500
Derivative liability	16, 18(c)	37,297	—	—	37,297

As at June 30, 2021
Marketable securities	7(a)	3,751	—	—	3,751
Derivative assets	7(b)	—	42,477	16,905	59,382
Contingent consideration payable		—	—	374	374
Derivative liability	16, 18(c)	88,860	3,079	—	91,939

There have been no transfers between fair value categories during the period.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of contingent consideration payable:

	Thrive	Whistler	Reliva)	Immaterial transactions	Total
	$	$	$	$	$
Balance, June 30, 2020	—	18,766	138	150	19,054
Additions	—	—	—	100	100
Unrealized gain (loss) from changes in fair value	—	44	(14)	—	30
Payments	—	(18,810)	—	—	(18,810)
Balance, June 30, 2021	—	—	124	250	374
Additions	14,371	—	—	—	14,371
Unrealized gain (loss) from changes in fair value	—	—	5	—	5
Payments	—	—	—	(250)	(250)
Balance, June 30, 2022	14,371	—	129	—	14,500

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by $1.4 million (June 30, 2021 - nominal amount). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by $1.3 million (June 30, 2021 - nominal amount).
.
Note 29    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $32.4 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2022, $22.5 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2021 - $7.0 million). As of June 30, 2022, the Company recognized a $4.1 million provision for expected credit losses (June 30, 2021 - $5.4 million).

The Company’s aging of trade receivables was as follows:

	June 30, 2022	June 30, 2021
	$	$
0 – 60 days	27,563	36,195
61+ days	4,902	5,835
	32,465	42,030

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s contractual cash flows from lease receivables is as follows:

	Note	June 30, 2022
		$
Next 12 months		2,073
Over 1 year to 2 years		2,311
Over 2 years to 3 years		1,180
Over 3 years to 4 years		497
Over 4 years to 5 years		432
Thereafter		182
Total undiscounted lease payments receivable		6,675
Unearned finance income		(358)
Total lease receivable		6,317
Current	4	(1,883)
Long-term		4,434

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	June 30, 2022	June 30, 2021
	$	$
Trade payables	13,858	13,277
Accrued liabilities	34,810	29,883
Payroll liabilities	18,851	9,247
Excise tax payable	960	4,672
Other payables	1,395	865
	69,874	57,944

In addition to the commitments outlined in Note 25, the Company has the following undiscounted contractual obligations as at June 30, 2022, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	69,874	69,874	—	—	—
Convertible notes and interest (1)(2)	298,768	14,804	283,964	—	—
Lease liabilities (2)	70,870	9,455	24,720	19,648	17,047
Contingent consideration payable (3)	14,500	14,500	—	—	—
	454,012	108,633	308,684	19,648	17,047
(1)Assumes the principal balance of the debentures outstanding at June 30, 2022 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Payable in cash, shares, or a combination of both at Aurora’s sole discretion.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of June 30, 2022, the Company has access to the following capital resources available to fund operations and obligations:

•437.8 million cash and cash equivalents; and
•US$713.7 million securities registered for sale under the 2021 Shelf Prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”) for future financings or issuances of securities, including US$186.2 million remaining securities for sale under the 2021 at-the-market (ATM) program (the “ATM Program”). Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)     Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in U.S. dollars; US$208.9 million of U.S. dollar denominated Senior Notes; and US$28.9 million of warrant derivative liabilities exercisable in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at June 30, 2022, the effect of a 10% increase or decrease in Euros, Danish Krone, and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $24.5 million (June 30, 2021 – $40.0 million) to net loss and $9.3 million (June 30, 2021 – $4.7 million) to comprehensive loss for the year ended June 30, 2022.

At June 30, 2022, the Company has not entered into any hedging agreements to mitigate currency risks, with respect to foreign exchange rates.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. During the year ended June 30, 2022, the Company’s financial liabilities consisted of long-term fixed rate debt and as a result are not impacted by changes in market interest rates.

(iii)     Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s warrant derivative liabilities, marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of warrant derivative liabilities, marketable securities and derivative investments held in publicly traded entities are based on quoted market prices which the warrants or investment shares can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed in Note 28, and is dependent on the type and terms of the security.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% as of June 30, 2022, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $47.9 million (June 30, 2021 – $15.2 million). Refer to Note 7 of the Financial Statements for details on the fair value of marketable securities and derivatives investments, and Note 18(c) for details on the warrant derivative liabilities.

Note 30    Capital Management

As at June 30, 2022, the capital structure of the Company consists of $0.9 billion (June 30, 2021 - $2.4 billion) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2022 and 2021
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 31    Subsequent Events

On August 25, 2022, a wholly-owned subsidiary of the Company acquired a 50.1% controlling interest in Bevo Agtech (“Bevo”) the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America. The transaction included cash consideration paid of $45 million, and up to $12 million payable over three years in Common Shares or cash (at the election of Aurora), if applicable, based on Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia. Concurrent with closing of the transaction, Bevo entered into an agreement to acquire the Company's Aurora Sky facility in Edmonton, Alberta through the acquisition of one of Aurora's wholly-owned subsidiaries (the “Aurora Sky Transaction”). Up to $25 million could be payable over time by Bevo to Aurora in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. Closing of the Aurora Sky Transaction is conditional upon receipt of certain third-party consents.

The acquisition of a controlling interest in Bevo allows the Company to immediately benefit from a profitable, cash flow positive and growing business, and may have the potential to drive long term value to Aurora's existing cannabis business via the application of Bevo's industry leading plant propagation expertise. Through the controlling interest, the Company financial consolidated Bevo and has a controlling position on it’s board of directors.

On September 20, 2022, the Company acquired all of the issued and outstanding shares of CannaHealth Therapeutics Inc., a company with assets in the Canadian medical aggregator space, for $21.9 million in cash.

On September 19, 2022, the Company gave notice to terminate the previously announced agreement to sell the Aurora Sun facility due to the prospective buyer’s failure to fulfill closing conditions. The Company will continue to evaluate alternative uses for the Aurora Sun facility.